Bandag, Incorporated

Proxy Statement and 2002 Annual Report to Shareholders







Solutions provider to commercial tire dealers and the transportation industry.

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Contents

- Letter to Shareholders
- Notice of 2003 Annual Meeting and Proxy Statement
- 2002 Annual Report to Shareholders
  - Business
  - Management's Discussion and Analysis
  - Consolidated Financial Statements
- Shareholder Information
- Officers and Directors

Bandag, Incorporated
Selected Consolidated Financial Data

In thousands, except per share, shareholder, and employee data	**2002**	2001	2000	1999	1998
Consolidated Summary of Operations:					
Net Sales[(1)]	**$900,503**	$949,332	$973,938	$1,008,908	$1,051,224
Cost of Products Sold	**563,689**	612,639	631,316	631,691	666,024
Engineering, Selling, Administrative and Other Expenses[(2)]	**269,889**	280,153	251,882	290,613	294,744
Interest Expense	**6,857**	7,376	8,732	9,727	10,772
Earnings Before Income Taxes and Cumulative Effect of Accounting Change[(3)]	**71,518**	66,505	99,375	92,090	99,513
Earnings Before Cumulative Effect of Accounting Change	**50,053**	43,832	60,333	52,330	59,319
Earnings Before Cumulative Effect of Accounting Change % of Net Sales	**5.6%**	4.6%	6.2%	5.2%	5.6%
Earnings Before Cumulative Effect of Accounting Change % of Average Shareholders' Equity	**11.0%**	9.1%	13.0%	11.4%	12.7%
Earnings Before Cumulative Effect of Accounting Change % of Average Total Assets	**7.4%**	6.1%	8.3%	7.0%	7.2%
Depreciation and Amortization Expense	**$32,333**	$46,155	$50,465	$53,764	$51,410
Expenditures for Property, Plant, and Equipment	**17,938**	25,270	26,267	41,903	65,375
Research and Development Expense	**8,109**	10,225	9,442	12,325	18,342
Consolidated Financial Position (at December 31):					
Working Capital	**$268,221**	$273,287	$300,791	$278,859	$267,531
Ratio of Current Assets to Current Liabilities	**2.8**	2.5	3.3	2.8	2.5
Property, Plant, and Equipment – Net	**$134,673**	$158,008	$177,156	$197,985	$213,046
Total Assets[(4)]	**617,827**	728,412	720,998	727,292	759,099
Long-Term Debt and Other Obligations	**45,373**	50,359	111,510	115,945	113,073
Shareholders' Equity	**424,593**	488,996	474,157	454,075	467,297
Long-Term Liabilities % of Long-Term Liabilities Plus Shareholders' Equity	**9.7%**	9.3%	19.0%	20.3%	19.5%
Common Stock Data:					
Earnings Per Share Before Cumulative Effect of Accounting Change[(3)]					
Basic	**$2.53**	$2.13	$2.92	$2.41	$2.64
Diluted	**2.52**	2.12	2.90	2.40	2.63
Cash Dividends Per Share – Declared	**1.265**	1.23	1.19	1.15	1.11
Shareholders' Equity Per Share	**22.17**	23.69	23.06	21.86	21.28
Weighted-Average Shares Outstanding					
Basic	**19,754**	20,573	20,693	21,707	22,471
Diluted	**19,888**	20,686	20,778	21,764	22,559
Common Stock Price					
High	**$42.01**	$46.75	$42.63	$41.63	$59.75
Low	**26.00**	25.01	21.88	23.50	28.31
Year-End Closing Price	**38.68**	34.76	40.56	24.88	39.94
Class A Common Stock					
High	**$36.98**	$38.69	$35.75	$37.75	$54.38
Low	**23.00**	20.90	19.75	19.94	27.38
Year-End Closing Price	**34.59**	30.00	33.50	21.06	34.88
Other (at December 31):					
Number of Shareholders of Record	**3,051**	3,160	3,383	3,673	3,890
Number of Employees	**3,715**	4,014	4,330	4,441	4,791

(1) Net sales reflect a reduction of $15,536, $22,121, $3,757, and $8,445, in 2001, 2000, 1999 and 1998, respectively, to reflect the adoption of EITF 01-09. Refer to Note 1 of the consolidated financial statements for further details.

(2) In 2001, includes the effect of non-recurring charges of $3,400 pre-tax, $2,040 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
In 1999, includes the effect of non-recurring charges of $13,500 pre-tax, $7,671 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other related actions.
In 1998, includes the effect of non-recurring charges of $4,205 pre-tax, $1,174 after-tax, related to costs associated with the closure of foreign manufacturing facilities and other related actions.

(3) Includes goodwill amortization of $7,952, $7,848, $7,604, and $7,567 in 2001, 2000, 1999 and 1998, respectively. Goodwill amortization was discontinued in 2002 due to the adoption of SFAS No. 142.

(4) The decrease in total assets in 2002 is primarily due to the $47,260 charge reported as a cumulative effect of accounting change, resulting from the adoption of SFAS No. 142. Refer to Note 8 of the consolidated financial statements for further details.

Dear Shareholder:

Throughout 2002, global markets remained, at best, clouded and uncertain. Whether the cause was the sluggish 2.4% growth in the U.S. economy, the 29% currency devaluation challenging Brazil's new government, or the struggling economic recovery in the European Union, market forces elicited cautious steps from most companies. Bandag, however, is very focused on its vision as a solutions provider to commercial tire dealers and the transportation industry, and we made some bold strides in key markets despite the overhanging economic clouds. Building for the future, especially in uncertain times when others are on the sidelines, helps innovators, like Bandag, create the opportunities to reshape markets and prosper as economies recover.

Certainly, the American business environment changed significantly in 2002 in ways that will produce important long term investor benefits. As a company, Bandag and its Board of Directors embrace the new focus on forthright investment communication and corporate governance. In that spirit, this year's Proxy Statement and Annual Report to Shareholders adopts a simpler format that delivers all the factual historic detail that investors typically look for in making sound investment decisions. This format also acknowledges the need to combine a sharp, straightforward focus on business performance with the achievements and events during 2002 that shape our prospects for future growth and success.

Financial Performance

(In millions, except per share data)	2002	2001	Difference
Net sales	$900.5	$949.3	$(48.8)
Net earnings	$2.8	$43.8	$(41.0)
Cumulative effect of accounting change	47.3	-	47.3
Earnings before cumulative effect of accounting change	$50.1	$43.8	$6.3
Add goodwill amortization	-	8.0	(8.0)
Proforma earnings before cumulative effect of accounting change	$50.1	$51.8	$(1.7)
Diluted earnings per share:			
Net earnings	$0.14	$2.12	$(1.98)
Cumulative effect of accounting change	2.38	-	2.38
Earnings before cumulative effect of accounting change	$2.52	$2.12	$0.40
Add goodwill amortization	-	0.38	(0.38)
Proforma earnings before cumulative effect of accounting change	$2.52	$2.50	$0.02

Bandag delivered solid financial performance, despite a decline of five percent in net sales to $900.5 million in 2002 from $949.3 million in 2001. Bandag reported consolidated net earnings of $2.8 million, or $0.14 per diluted share, after the effect of a change in accounting resulting from the adoption of SFAS 142, compared to net earnings of $43.8 million or $2.12 per diluted share reported in 2001. Earnings before the cumulative effect of accounting change in 2002 were $50.1 million, or $2.52 per diluted share, an increase of $6.3 million, or $0.40 per diluted share, over the prior year. In connection with the adoption of SFAS 142, there was no amortization of goodwill in 2002 compared to amortization of $8.0 million in the prior year. Therefore, on a comparable basis, Bandag's earnings before the cumulative effect of accounting change decreased $1.7 million from 2001; however, net earnings increased by $0.02 per diluted share. Stock repurchases produced a favorable impact of approximately $0.08 per diluted share in 2002.

In Bandag's traditional business, the mid-November announcement of a 2003 price increase for North American tread rubber and the completion of 2002 dealer incentive programs fueled a year-end rise in dealer purchases. While we're hopeful that the 2003 price increase will be adequate to cover any further raw material price increases in the months ahead, 2003 political events worldwide continue to be uncertain, adding further uncertainty to the raw materials outlook for the remainder of 2003.

BUILDING SUSTAINABLE MARKET ADVANTAGE

Throughout 2002, Bandag intensified its efforts to build and expand the capabilities of Bandag dealers, investing in the development of leading edge products and services that can give Bandag dealers a competitive edge in their own markets. While Bandag's specific package of value differs considerably in many markets around the world, the single unifying link in the value delivery equation is the Bandag dealer. Our network of independent commercial tire dealers strategically delivers Bandag value to our fleet customers; in fact, we refer to our whole dealer network, plus Bandag, as the Bandag Strategic Alliance. Strengthening Bandag's competitive edge in the marketplace means building capabilities that enhance the Bandag dealer's performance and profitability locally and nationally. Dealer success is our success.

Over the past several years, Bandag has focused considerable effort on helping our dealers drive costs out of producing retreads and improve their profitability. This is a long term process. For example, three years ago Bandag introduced the 7400 Insight, a shearographic non-destructive testing machine that significantly improved a dealer's ability to determine the quality of a worn tire casing and its retreadability. To date, nearly half of Bandag dealers in North America are using this cost-reducing capability, enabling them to serve their customers more profitably. New orders for 7400s continue to come in from North America and also Europe.

Technology Solutions

In 2002, we continued to invest in new technology for the Bandag Strategic Alliance. In February 2003, Bandag unveiled a new 8400 Buffer, which is estimated to offer the dealer a 25% productivity improvement over current buffing equipment. Understandably, dealer reception and acceptance were enthusiastic.

Equally important in the use of new technology is the dealer's ability to assure consistent, superior product quality, which, in turn, helps the fleet customer drive costs out of its operation. In 2002, Bandag's Quality Management System (QMS) added a new dimension for dealers – ISO 9001:2000 certification under Bandag's blanket certification program. While the QMS Program takes 9 to 12 months to complete, dealers save approximately 80% of the costs associated with independent certification. Starting up such an important program takes some time, but the first two

dealers have been certified and, more importantly, nearly 40% of the dealers in the Bandag Strategic Alliance are at some stage between sign-up and certification. Bandag QMS dealer participants recognize the importance of ISO 9001:2000 certification to quality-conscious fleet customers.

The Information Edge

Equally important to dealer success is the right information in the right place at the right time in a dealer's manufacturing operation. Bandag's proprietary RoadWare™ software provides complete control of retread plant operations by integrating hand-held mobile-computing, wireless networks, and barcode technology. Today, RoadWare™ automates the information functions of more than 40 dealer retread plants across the country.

During 2002, Bandag began building the vision and systems architecture for a full range of inter-connective software modules that eventually will provide comprehensive information technology to every aspect of a diversified tire dealer's operation. Named BASys, for Bandag Alliance System, it will be uniquely suited to the strengths of our distribution network because it doesn't just link a single supplier and dealer, it automates a dealer's entire supply chain, including its vendors and customers.

Listening to the Marketplace

New equipment, technology, and information systems are only part of the dealer capabilities story. A crucial aspect of the story is listening – listening to our fleet customers, to our dealers and to our markets. Listening is unlocking unique opportunities and delivering needed services and products to our fleet customers.

To make sure we are listening well to the individuals who best know the issues facing trucking fleets today, Bandag instituted its Fleet Symposium for senior transportation company executives. Initiated in 2002, Bandag's most recent Fleet Symposium attracted 45 senior trucking company executives representing nearly 10 percent of trucks on U.S. highways. Important challenges that emerged for big fleets are the issues of vehicle reliability and Just-In-Time (JIT) penalties that can run into many thousands of dollars. It's this kind of information that drives development of innovative solutions and helps Bandag determine the value of particular services.

Bandag dealers using recently-introduced Fleet Analyzer software, part of the BASys software suite, can now provide advanced solutions for improving trailer readiness and vehicle tire inspections, thereby maximizing trailer uptime to help avoid JIT penalties.

Another prime example of product development came from listening closely to what Bandag's Brazilian dealers had to say about the unique characteristics of the Brazilian marketplace. BTS – Bandag Truck Service – which originated in Brazil is especially well-suited to that market's transportation infrastructure and smaller average fleet size. Based on a quick, high quality service concept, BTS centers provide the full range of tire services along with other offerings like brake work and chassis alignment. Thus far, Brazilian Bandag dealers have built 26 free-standing full-service BTS centers in Brazil with another 25 slated to begin operation in 2003. The Brazilian BTS success is serving as the model for similar Bandag dealer operations in Mexico and South Africa.

Bandag's commitment to investing in dealer capabilities is nothing new, but several years ago the scope and nature of these capabilities became much more sophisticated as we worked to stay out front of dramatic changes sweeping our industry. Driven by a renewed customer-centered vision, each lasting improvement in Bandag dealer capabilities has meant stronger, more successful Bandag dealers. For the dealers, capability improvements put extra frosting on the cake – not only are they better equipped to serve Bandag national fleet customers profitably, but they improve service to their local customers and put more of each sales dollar on the bottom line. For Bandag it means Bandag dealers are smarter and stronger and Bandag fleet customers get consistently high quality retreads and services at reasonable cost. In its simplest terms, dealer strength is Bandag strength and dealer success is Bandag success. Everyone wins.

TDS

2002 was a challenging year for Tire Distribution Systems, Inc. (TDS), Bandag's distribution subsidiary. TDS made some significant changes in its geographic coverage. In the south, TDS sold six retread plants and eleven commercial and retail locations to strong, independent Bandag dealerships, enabling TDS to redirect its resources to underserved Bandag Strategic Alliance markets. In the west, where several locations performed particularly well, TDS opened two new service centers – one in the San Francisco Bay area and another in Tacoma, Washington. Both centers add measurably to the strength of the Bandag Strategic Alliance's ability to serve national fleet customers.

By year-end, TDS was a smaller, more streamlined company. Nevertheless, it still faces formidable challenges. By late 2002, TDS had intensified its operational reviews throughout its branch organization and initiated efforts to institute internal process and sales "best practices" necessary to deliver uniformly high quality retreads and services to fleet customers from all TDS locations.

SPECIAL THANKS

During 2002, Lucille A. Carver, long time Bandag treasurer, retired from Bandag's Board of Directors. Lucille and her late husband, Roy J. Carver, founded Bandag in 1957. Her many years of insightful and wise business counsel have had a lasting positive effect on this company as well as on the many Iowa civic and educational institutions that have benefited from her support and commitment over the years.

To Bandag's fleet customers, dealers, employees, Board of Directors, and business partners, we offer special thanks for your dedication and continued support throughout 2002.

If uncertainty was the hallmark of 2002, the beginning of 2003 is even more so. While political events threaten to overshadow every market, Bandag remains firmly and fully committed to building a strong Bandag Strategic Alliance of independent commercial tire dealers worldwide. In 2003, we plan to continue taking bold steps, innovating and building the solutions and capabilities that meet the evolving needs of trucking fleets worldwide.

Sincerely,



Martin G. Carver

Notice of Annual Meeting

and

Proxy Statement

BANDAG, INCORPORATED
Bandag Headquarters
2905 North Highway 61
Muscatine, Iowa 52761-5886
April 8, 2003



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 13, 2003

To The Shareholders:

The Annual Meeting of the Shareholders of Bandag, Incorporated, an Iowa corporation, will be held at the Bandag, Incorporated Learning Center, 2000 Bandag Drive, Muscatine, Iowa, on May 13, 2003, commencing at ten o'clock a.m., Central Daylight Time, for the following purposes:

(1) To elect three directors for terms of three years.

(2) To ratify the selection of Ernst & Young LLP as independent auditors of the Corporation for the fiscal year ending December 31, 2003.

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed March 21, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

You are invited to attend the meeting; however, if you do not expect to attend in person, you are urged to sign, date and return immediately the enclosed Proxy, which is solicited by the Board of Directors. You may revoke your Proxy and vote in person should you attend the meeting.

By Order of the Board of Directors

WARREN W. HEIDBREDER, Secretary

BANDAG, INCORPORATED
Bandag Headquarters
2905 North Highway 61
Muscatine, Iowa 52761-5886
April 8, 2003



PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Bandag, Incorporated (the "Corporation") to be voted at the Annual Meeting of the Shareholders of the Corporation to be held on Tuesday, May 13, 2003, or at any adjournment thereof, for the purposes set forth in the foregoing Notice of Annual Meeting of Shareholders. Any shareholder giving a proxy may revoke it at any time prior to its exercise.

Shareholders of record at the close of business on March 21, 2003, will be entitled to vote at the meeting or any adjournment thereof. At the close of business on March 21, 2003, there were 9,101,212 outstanding $1.00 par value shares of Common Stock and 919,935 outstanding $1.00 par value shares of Class B Common Stock. Each share of Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes at the meeting.

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, this Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about April 8, 2003.

The following table sets forth information as to the Common, Class A Common and Class B Common shares of the Corporation beneficially owned by each director and director-nominee, each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group as of February 28, 2003:

Directors, Nominees and Executive Officers	Amount Beneficially Owned[1][2]	Percentage of Outstanding Stock of Respective Class[1]	Percentage of Aggregate Voting Power of Common Stock and Class B Common Stock**
Martin G. Carver[3][4]			
Common Stock	2,643,872[5]	29%[5]	42%[5]
Class A Common Stock	3,926,759[5]	42%[5]	
Class B Common Stock	502,097	54%	
Roy J. Carver, Jr.[6]			
Common Stock	2,615,685[7]	29%[7]	36%[7]
Class A Common Stock	3,513,385[7]	38%[7]	
Class B Common Stock	400,732	44%	
Robert T. Blanchard			
Common Stock	200	*	*
Class A Common Stock	5,325	*	
Class B Common Stock	0	0	
Gary E. Dewel			
Common Stock	0	0	*
Class A Common Stock	6,525	*	
Class B Common Stock	0	0	
James R. Everline			
Common Stock	100	*	*
Class A Common Stock	6,575	*	
Class B Common Stock	100	*	

Directors, Nominees and Executive Officers	Amount Beneficially Owned[1][2]	Percentage of Outstanding Stock of Respective Class[1]	Percentage of Aggregate Voting Power of Common Stock and Class B Common Stock**
Phillip J. Hanrahan			
Common Stock	0	0	*
Class A Common Stock	5,825	*	
Class B Common Stock	0	0	
Edgar D. Jannotta			
Common Stock	7,000	*	*
Class A Common Stock	12,325	*	
Class B Common Stock	0	0	
R. Stephen Newman			
Common Stock	2,500[8]	*	*
Class A Common Stock	16,320[9]	*	
Class B Common Stock	0	0	
Nathaniel L. Derby II			
Common Stock	5,624	*	*
Class A Common Stock	38,532	*	
Class B Common Stock	0	0	
Warren W. Heidbreder			
Common Stock	5,080[10]	*	*
Class A Common Stock	49,989[11]	*	
Class B Common Stock	0	0	
John C. McErlane			
Common Stock	1,204[12]	*	*
Class A Common Stock	36,957[13]	*	
Class B Common Stock	0	0	
Charles W. Vesey			
Common Stock	5,856[14]	*	*
Class A Common Stock	15,679[15]	*	
Class B Common Stock	0	0	
All Directors, Nominees and Executive Officers as a Group (18 Persons)			
Common Stock	2,676,108[16]	29%	64%
Class A Common Stock	4,353,274[16]	46%	
Class B Common Stock	902,929	98%	

* Shares owned constitute less than 1% of shares outstanding and less than 1% of votes entitled to be cast.

** Shares of Class A Common Stock are non-voting.

[1] Beneficial owners exercise both sole voting and sole investment power unless otherwise stated. The Class B Common Stock is convertible on a share-for-share basis into Common Stock at the option of the shareholder. As a result, pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, a shareholder is deemed to have beneficial ownership of the shares of Common Stock which such shareholder may acquire upon conversion of the Class B Common Stock. In order to avoid overstatement, the amount of Common Stock beneficially owned does not take into account such shares of Common Stock which may be acquired upon conversion (an amount which is equal to the number of shares of Class B Common Stock held by a shareholder). The percentage of outstanding Common Stock does not take into account shares of Common Stock which may be issued upon conversion of the Class B Common Stock.

[2] Includes the specified number of shares of Class A Common Stock which the following individuals may acquire pursuant to the exercise of stock options within 60 days after February 28, 2003: Martin G. Carver - 78,455; Roy J. Carver, Jr. - 5,325; Robert T. Blanchard - 5,325; Gary E. Dewel - 5,325; James R.

Everline - 5,325; Phillip J. Hanrahan - 5,325; Edgar D. Jannotta - 5,325; R. Stephen Newman - 5,325; Nathaniel L. Derby II - 20,705; Warren W. Heidbreder - 29,355; John C. McErlane - 27,980; Charles W. Vesey - 10,490.

[3] Does not include 52,554 shares of Common Stock, 12,376 shares of Class A Common Stock and 525 shares of Class B Common Stock held by members of his family, beneficial ownership of which is disclaimed.

[4] Includes 6,991 shares of Common Stock and 8,944 shares of Class A Common Stock indirectly owned by Carver Management LLC and 1,734,468 shares of Common Stock and 2,218,781 shares of Class A Common Stock held by Carver Partners LP, beneficial ownership of which is disclaimed.

[5] Martin G. Carver has sole voting and investment power over 28,187 shares of Common Stock, or .3% of the outstanding shares of Common Stock, and shares voting and investment power with Roy J. Carver, Jr. over 2,615,685 shares of Common Stock, or 29% of the outstanding shares of Common Stock. He has sole investment power over 580,699 shares of Class A Common Stock, or 6% of the outstanding shares of Class A Common Stock, and shares investment power with Roy J. Carver, Jr. over 3,346,060 shares of Class A Common Stock, or 36% of the outstanding shares of Class A Common Stock. He has sole voting power of 28% of the combined voting power of Common Stock and Class B Common Stock and shares with Roy J. Carver, Jr. 14% of such combined voting power.

[6] Roy J. Carver, Jr. disclaims beneficial ownership of 6,991 shares of Common Stock and 8,944 shares of Class A Common Stock indirectly owned by Carver Management LLC and 1,734,468 shares of Common Stock and 2,218,781 shares of Class A Common Stock held by Carver Partners LP.

[7] Roy J. Carver, Jr. shares with Martin G. Carver the voting and investment power over all of the 2,615,685 shares of Common Stock shown as beneficially owned by him. He has sole investment power over 167,325 shares of Class A Common Stock, or 1.8% of the outstanding shares of Class A Common Stock, and shares investment power with Martin G. Carver over 3,346,060 shares of Class A Common Stock, or 36% of the outstanding shares of such class. He has sole voting power of 22% of the combined voting power of Common Stock and Class B Common Stock and shares with Martin G. Carver 14% of such combined voting power.

[8] Mr. Newman shares voting and investment power over 946 shares with his wife.

[9] Mr. Newman shares investment power over 3,766 shares with his wife.

[10] Mr. Heidbreder shares voting and investment power over 130 shares with his wife.

[11] Mr. Heidbreder shares investment power over 5,154 shares with his wife.

[12] Mr. McErlane shares voting and investment power over 379 shares with his wife.

[13] Mr. McErlane shares investment power over 508 shares with his wife.

[14] Mr. Vesey shares voting and investment power over 1,800 shares with his wife.

[15] Mr. Vesey shares investment power over 1,400 shares with his wife.

[16] In order to avoid overstatement, the number of shares of Common Stock and Class A Common Stock which is the subject of shared voting or investment power is only counted once.

Shareholders Owning More Than Five Percent. The following table provides information concerning persons known by the Corporation to beneficially own more than five percent of any class of the Corporation's voting

securities as of February 28, 2003, other than the ownership of Martin G. Carver and Roy J. Carver, Jr., which is contained in the previous table:

Name and Address	Amount of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Percentage of Aggregate Voting Power
Capital Group International, Inc. (1) 11100 Santa Monica Blvd. Los Angeles, CA 90025-3384	639,220(2)	7.0%	3.5%
Barclays Global Investors, N.A.(2) 45 Fremont Street 5th Floor San Francisco, CA 94105	483,933(2)	5.3%	2.6%

(1) Shares shown as beneficially owned is based on a jointly filed Schedule 13G filed with the Securities and Exchange Commission for the period ended December 31, 2002 by Capital Group International, Inc. and Capital Guardian Trust Company, affiliated entities. Of the shares shown, such parties have sole voting and dispositive power over 604,220 and 639,220 of such shares, respectively, and shared voting and dispositive power over none of such shares.

(2) Information shown is based on a jointly filed Schedule 13G filed with the Securities and Exchange Commission by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Trust and Banking Company (Japan) Limited, Barclays Life Assurance Company Limited, Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Investments, Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Private Bank and Trust (Jersey) Limited, Barclays Bank Trust Company Limited and Barclays Private Bank and Trust Limited (Sussie). Such parties have sole voting and dispositive power over all of such shares.

Proposal No. 1 – ELECTION OF DIRECTORS

The Articles of Incorporation require election of directors to staggered terms of three years. Three nominees this year are to be elected for three-year terms. There is currently a vacancy on the Board of Directors. The Board of Directors has discretion to either amend the Corporation's By-laws to reduce the number of directors, thereby eliminating the vacancy, or to appoint an interim director to serve until the next annual meeting of shareholders. The Board of Directors is currently conducting a search for a new director who will be independent and will qualify as an "audit committee financial expert."

Proxies will be voted for the election of each of the nominees listed below, unless the shareholder giving the proxy abstains from voting for any nominee. If, as a result of unforeseen circumstances, any such nominee shall be unable to serve as director, proxies will be voted for the election of such person or persons as the Board of Directors may select. Information about the nominees is set forth below:

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

ROBERT T. BLANCHARD, age 58, since November 1999 has been President of Strategic & Marketing Services, a consulting firm. On November 1, 1999, Mr. Blanchard retired from The Procter & Gamble Company where he had been employed since 1967 and had held numerous positions, including President-Global Skin Care and Cosmetics (January 1, 1999 to November 1, 1999), President, North American Beauty Care Sector (1992 to 1998), Vice President/General Manager – Northern European Division, Vice President/General Manager – Beverages Division, and Group Vice President, Global Strategic Planning – Health and Beauty Care. Mr. Blanchard holds directorships in Best Buy Co., Inc., a retailer of consumer electronics, computers and software and Signet Group, plc., retail jewelry. He is a member of the Audit Committee, Management Continuity and Compensation Committee and Strategic Planning Committee. Mr. Blanchard has been a Director since May 1996.

GARY E. DEWEL, age 60, retired. Mr. Dewel was Executive Vice President, Supply Chain, for Clarion Technologies, Inc., Schaumburg, Illinois, an injection molding business supplier to the automotive industry, until his retirement in April 2000. Previously, he was Vice President, Supply Chain, for Solutia Inc., a spinoff of the chemical businesses of Monsanto Company (1997-April 1999); Vice President, Supply Chain, of Monsanto Company (1994-August 1997) and held several Vice President positions with Navistar International Corporation (1979-1993). Mr. Dewel was elected Vice Chairman of the Board in May 2000. He is a member of the Audit Committee, Executive Committee, Management Continuity and Compensation Committee and Strategic Planning Committee. Mr. Dewel has been a Director since August 1997.

R. STEPHEN NEWMAN, age 59, since November 2001, has served as President of Observer North America, an operating unit of Observer AB, listed on the Stockholm Stock Exchange. Prior to November 2001, Mr. Newman was President and Chief Executive Officer of Primedia Information, Inc., an operating unit of Primedia Inc. Mr. Newman continues as Chief Executive Officer of Bacon's Information, Inc., where he served as Chief Executive Officer and President from 1994 to November 2001, and President and Chief Operating Officer from 1990 to 1994. Mr. Newman is a member of the Audit Committee, Management Continuity and Compensation Committee and Strategic Planning Committee. Mr. Newman has been a Director since 1983.

DIRECTORS CONTINUING IN OFFICE

ROY J. CARVER, JR., age 58, since June 1982 has been Chairman of the Board of Directors of Carver Pump Company, Muscatine, Iowa, a builder of centrifugal pumps. Mr. Carver is President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine and Davenport, Iowa and President of Carver Hardware, Inc., which operates a chain of retail hardware stores. Mr. Carver holds directorships in Catalyst, Inc. and Iowa First Bancshares Corp. He is a member of the Nominating Committee and the Strategic Planning Committee. Mr. Carver has been a Director since 1982. Mr. Carver's term expires in 2004.

JAMES R. EVERLINE, age 61, is President of Everline & Co., a mergers and acquisitions/management consulting company. Previously, Mr. Everline was President, Investment Banking Division, of Henry & Company (1990-December 1991). Henry & Company is engaged in the venture capital and investment banking business. Prior to Mr. Everline's employment by Henry & Company, he was a Partner of Founders Court Investors Inc. (1988-1989) and served as Vice President, Capital Markets Group, Bank of America (1981-1988). He is a member of the Audit Committee, Executive Committee, Management Continuity and Compensation Committee and Nominating Committee. Mr. Everline has been a Director since 1982. Mr. Everline's term expires in 2004.

PHILLIP J. HANRAHAN, age 63, has been for more than five years a partner in the Milwaukee law firm of Foley & Lardner. In 2002, the Corporation paid fees for legal services to Foley & Lardner, and the Corporation anticipates that similar services may be provided by Foley & Lardner in the current fiscal year. Mr. Hanrahan's cash fees as a Director are paid to Foley & Lardner, which credits the sums to the Corporation's legal services account. Mr. Hanrahan is a member of the Executive Committee. Mr. Hanrahan has been a Director since August 1997. Mr. Hanrahan's term expires in 2004.

MARTIN G. CARVER, age 54, was elected Chairman of the Board effective June 23, 1981, Chief Executive Officer effective May 18, 1982, and President effective May 25, 1983. Mr. Carver was also Vice Chairman of the Board from January 5, 1981 to June 23, 1981. He is a member of the Executive Committee, Nominating Committee and Strategic Planning Committee. Mr. Carver has been a Director since 1978. Mr. Carver's term expires in 2005.

EDGAR D. JANNOTTA, age 71. In March 2001, Mr. Jannotta became Chairman of William Blair & Company, L.L.C. and also Chairman of the firm's Executive Committee. Previously, Mr. Jannotta served as Senior Director of William Blair & Company, L.L.C. (January 1996 to March 2001); Senior Director of William Blair & Company, a partnership (January 1995 to January 1996) and also served as Managing Partner for more than five years. He holds directorships in Aon Corporation, Exelon Corporation and Molex Incorporated. William Blair & Company, L.L.C. provided investment banking services to the Corporation in 2002 and the Corporation anticipates that services may be provided to the Corporation in the current fiscal year. He is a member of the Nominating Committee. Mr. Jannotta has been a Director since 1973. Mr. Jannotta's term expires in 2005.

Directors are elected by a plurality of votes cast in the election of directors (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met seven times in 2002.

The Audit Committee met nine times in 2002. The members of the Audit Committee, whose names appear at the end of the Audit Committee Report herein, are independent (as independence is defined in the listing standards of the New York Stock Exchange). The major functions of the Audit Committee are to assist the Board of Directors in its oversight of: (i) the integrity of the Corporation's financial statements; (ii) the independent auditors' qualifications and independence; (iii) the Corporation's compliance with legal and regulatory requirements; (iv) the performance of the Corporation's internal audit function and of the independent auditors; and (v) carrying out other functions which may, from time to time, be assigned to the Audit Committee by the Board of Directors. See "Audit Committee Report" herein. The Board of Directors has adopted a written charter for the Audit Committee, which is attached hereto as Exhibit A.

The Management Continuity and Compensation Committee met five times in 2002; its functions are to review, evaluate and determine executive level compensation, to recommend to the Board of Directors the election of corporate officers, to administer the Stock Award Plan and the Restricted Stock Grant Plan, including the awarding of options and restricted stock grants under the Stock Award Plan, all pursuant to the terms and conditions of such plans.

The Nominating Committee met three times in 2002; its duties relate to the evaluation and recommendation to the Board of Directors of prospective candidates for election as directors of the Corporation. The Nominating Committee will consider recommended nominations for the position of director which are submitted in writing by the shareholders and addressed to the Nominating Committee in care of the Corporation at Muscatine, Iowa.

REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Information

The following table sets forth certain information concerning compensation paid for the last three fiscal years to the Corporation's Chief Executive Officer and each of its four other most highly compensated executive officers as of December 31, 2002, whose total cash compensation exceeded $100,000 for fiscal 2002. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

				Long Term Compensation		
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Award(s)[1]	Options (Number of Shares)	All Other Compensation[2]
Martin G. Carver Chairman of the Board, Chief Executive Officer and President	2002 2001 2000	$452,906 428,500 400,000	$ -0- -0- -0-	$ 308,000 -0- 391,875	41,100 50,400 47,900	$33,697 14,868 23,044

				Long Term Compensation		
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Award(s)[1]	Options (Number of Shares)	All Other Compensation[2]
Warren W. Heidbreder Vice President, Chief Financial Officer and Secretary	2002 2001 2000	$317,555 306,000 292,500	$ -0- -0- -0-	$116,150 -0- 144,375	15,500 19,300 17,600	$29,925 14,868 23,044
John C. McErlane Vice President; President of Tire Distribution Systems, Inc.	2002 2001 2000	$ 322,300 292,750 274,500	$ -0- -0- -0-	$30,800 -0- 144,375	16,400 19,300 17,600	$12,892 13,915 23,044
Nathaniel L. Derby II Vice President, Manufacturing Design	2002 2001 2000	$297,465 288,500 279,000	$ -0- -0- -0-	$90,640 -0- 103,125	12,100 13,300 12,600	$22,350 14,868 23,044
Charles W. Vesey Vice President and Corporate Controller	2002 2001 2000	$261,271 253,713 244,813	$ -0- -0- -0-	$ -0- -0- -0-	5,800 7,000 10,400	$29,758 18,427 23,044

[1] At December 31, 2002, the number of shares held and the aggregate market value of restricted stock held by the named executive officers are as follows: Martin G. Carver, 4,460 shares Common Stock, value $172,513, and 20,553 shares Class A Common Stock, value $710,928; Warren W. Heidbreder, 1,270 shares Common Stock, value $49,124, and 7,199 shares Class A Common Stock, value $249,013; John C. McErlane, 585 shares Common Stock, value $22,628, and 6,514 shares Class A Common Stock, value $225,319; Nathaniel L. Derby II, 1,200 shares Common Stock, value $46,416, and 5,435 shares Class A Common Stock, value $187,997; and Charles W. Vesey, 595 shares Common Stock, value $23,015, and 595 shares Class A Common Stock, value $20,581. Dividends are paid on the shares of restricted stock prior to vesting.

[2] Of the amounts shown in this column for 2002, the Corporation's contribution under its Salaried Profit Sharing, Retirement and Savings Plan for the named executive officers is as follows: Martin G. Carver, $33,062; Warren W. Heidbreder, $23,182; John C. McErlane, $12,892; Nathaniel L. Derby II, $21,715 and Charles W. Vesey, $19,073 (of which, because of limitations under the Internal Revenue Code of 1986, as amended, $14,600 was paid into such Plan for Martin G. Carver, Warren W. Heidbreder, Nathaniel L. Derby II, Charles W. Vesey; $8,000 for John C. McErlane and the balance to be paid by the Corporation outside such Plan); and $635 is the Corporation's contribution to its Bandag Security Program, a combination defined benefit and defined contribution plan, for Martin G. Carver, Warren W. Heidbreder, Nathaniel L. Derby II and Charles W. Vesey. The remainder of the amount shown for Mr. Heidbreder and Mr. Vesey in 2002 are $6,108 and $10,050, respectively, representing cash paid in lieu of vacation to Mr. Heidbreder and Mr. Vesey.

Stock Options

The following table contains information concerning the grant of stock options under the Corporation's Stock Award Plan for the year ended December 31, 2002, all of which are reflected above in the Corporation's Summary Compensation Table.

Option Grants in Last Fiscal Year

Name	Shares Underlying Options Granted (1)	Percentage of Total Options Granted to all Employees in Fiscal Year	Exercise Price per Share (2)	Expiration Date (3)	Grant Date Present Value (4)
Martin G. Carver	41,100	13.8%	$32.53	3/12/12	$350,172
Warren W. Heidbreder	15,500	5.2%	$32.53	3/12/12	$132,060
John C. McErlane	16,400	5.5%	$32.53	3/12/12	$139,728
Nathaniel L. Derby II	12,100	4.1%	$32.53	3/12/12	$103,092
Charles W. Vesey	5,800	1.9%	$32.53	3/12/12	$ 49,416

(1) These options are options to purchase Class A Common Stock and are nonqualified stock options under the Internal Revenue Code.

(2) An option holder can pay the exercise price of options in cash, by delivering previously issued shares of the Corporation's Common Stock and/or Class A Common Stock, or a combination of both.

(3) Options granted to all participants are exercisable at the rate of 25% per year, beginning March 12, 2003.

(4) The option values presented are based on the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, that an optionee may realize upon exercise will depend on the excess of the market price of the Class A Common Stock over the option exercise price on the date the option is exercised. There is no assurance that the actual value realized by an optionee upon the exercise of an option will be at or near the value estimated under the Black-Scholes model. The estimated values under the Black-Scholes model are based on arbitrary assumptions as to variables such as interest rates, the stock price volatility and future dividend yield, including the following: (a) an assumed United States Treasury security rate of 5.1%; (b) stock price volatility of 33.2% (based on the three-year weekly stock price history ending January 31, 2002); and (c) a dividend yield of 4.6% (based on the weighted average dividend yield of the Class A Common Stock for the one-year period ended January 31, 2002).

The following table sets forth information regarding the exercise of stock options and the fiscal year-end value of unexercised options held by the named executive officers:

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002[1]	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Martin G. Carver	---	---	43,700	119,800	$ 372,146	$892,318
Warren W. Heidbreder	---	---	16,300	45,100	138,401	335,130
John C. McErlane	---	---	15,100	45,200	137,543	336,412
Nathaniel L. Derby II	---	---	11,300	32,700	97,834	237,627
Charles W. Vesey	---	---	5,560	17,640	70,480	153,509

[1] The dollar values are calculated by determining the difference between the fair market value of the underlying Class A Common Stock at December 31, 2002 and the exercise price of the options.

The following table provides information as of December 31, 2002 about shares of Class A Common Stock that are authorized for issuance (no Common Stock is so authorized) under all of the Corporation's existing equity compensation plans, consisting solely of the Corporation's Stock Award Plan.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans [excluding Securities reflected in Column (a)] (c)
Equity compensation plans approved by shareowners	1,111,260(1)	$25.82	1,206,947(2)
Equity compensation plans not approved by shareowners	---	---	---
Total	1,111,260(1)	$25.82	1,206,947(2)

(1) Represents outstanding options under the Stock Award Plan

(2) Consists of 1,206,947 shares of Class A Common Stock available for future issuance under the Stock Award Plan, of which no more than 366,032 shares may be in the form of restricted stock awards. Any remaining shares of Class A Common Stock may be issued pursuant to the exercise of stock options under the Stock Award Plan.

Pension Plan Benefits. The following table sets forth annual normal retirement age pension benefits under the Bandag Salaried Pension Plan at the specified remuneration and years-of-service classifications. The table assumes retirement in 2002. To the extent benefits are not paid under the Salaried Pension Plan due to limitations under the Internal Revenue Code of 1986, as amended, they are paid by the Corporation.

PENSION PLAN TABLE
Annual Pension Per Years of Service

Highest 5-Year Average Annual Compensation	5-Years	10-Years	15-Years	20-Years	25-Years	30-Years	35-Years
$50,000	$2,656	$5,313	$7,969	$10,500	$13,000	$15,500	$17,500
$100,000	$6,719	$13,438	$20,156	$25,500	$30,500	$35,500	$39,500
$150,000	$10,781	$21,563	$32,344	$40,500	$48,000	$55,500	$61,500
$200,000	$14,844	$29,688	$44,531	$55,500	$65,500	$75,500	$83,500
$250,000	$18,906	$37,813	$56,719	$70,500	$83,000	$95,500	$105,500
$300,000	$22,969	$45,938	$68,906	$85,500	$100,500	$115,500	$127,500
$350,000	$27,031	$54,063	$81,094	$100,500	$118,000	$135,500	$149,500

Highest 5-Year Average Annual Compensation	5-Years	10-Years	15-Years	20-Years	25-Years	30-Years	35-Years
$400,000	$31,094	$62,188	$93,281	$115,500	$135,500	$155,500	$171,500
$450,000	$35,156	$70,313	$105,469	$130,500	$153,000	$175,500	$193,500
$500,000	$39,219	$78,438	$117,656	$145,500	$170,500	$195,500	$215,500

Pension amounts are based upon an employee's base salary and credited years of service. The base salaries for each of the last three fiscal years to the named executive officers are set forth in the Summary Compensation Table under "Salary." As of March 21, 2003, Messrs. Carver, Heidbreder, McErlane, Derby, and Vesey had completed approximately 24, 21, 18, 32, and 32 years of credited service under the Corporation's pension plan, respectively. Benefits shown in the table are computed as a straight line single life annuity assuming retirement at age 65 and are not subject to offset for Social Security Benefits.

In addition, certain of the named executive officers also have a "Bandag Security Program" benefit under the Bandag Salaried Pension Plan. The annual defined benefit payable at age 62 for each of the following named executive officers is fixed and is as follows: Martin G. Carver, $700; Warren W. Heidbreder, $542; John C. McErlane, $404; Nathaniel L. Derby II, $1,108; and Charles W. Vesey, $1,121.

Executive Officer Agreements

Each of the executive officers named in the Summary Compensation Table, except Mr. Vesey, is a party to a Severance Agreement with the Corporation. The Severance Agreements provide for severance benefits equal to the greater of $1,000,000, $650,000, $620,000 and $610,000 for Messrs. Carver, Heidbreder, Derby and McErlane, respectively, or an amount equal to twenty-four (24) months base salary, in the event of the executive's involuntary termination of employment or voluntary termination for good cause, except for death, disability or retirement. For purposes of the Severance Agreements, "good cause" means (i) a 15% or greater reduction in the executive's base pay, (ii) a materially adverse change, without the executive's prior written consent, in the nature or scope of the executive's title or responsibilities, or (iii) the relocation of the executive's principal place of employment by more than fifty (50) miles. The Severance Agreements restrict the named executive officers from competing with the Corporation for twenty-four months following termination of employment and also contain extensive restrictions on disclosure of the Corporation's confidential information.

Report of Management Continuity and Compensation Committee on Executive Compensation

The Management Continuity and Compensation Committee of the Board of Directors (the "Compensation Committee") makes all decisions regarding compensation of the Corporation's executive officers, including the awarding of stock options and restricted stock. The Compensation Committee is comprised of four non-employee independent Directors. Set forth below is a report submitted by the Compensation Committee addressing the Corporation's compensation policies applicable to the Corporation's executive officers, including the named executive officers in the Summary Compensation Table.

The Corporation's executive compensation strategy is designed to:

- Increase the alignment of executive compensation and rewards with the interests of the Corporation's shareholders;
- Provide a closer linkage between executive compensation earned and the short-term and long-term performance of the Corporation;
- Provide the opportunity to better position executive compensation with competitive market levels as the Corporation's performance dictates; and

- Recognize the role of executives in making the Corporation successful and allow them to share in that success.

Bandag's Executive Compensation Plan

Under the Corporation's executive compensation plan, the total compensation opportunity for each executive officer, including the Chief Executive Officer, is based on a target level of total direct compensation for each individual position. The total direct compensation target for each position approximates the 60th percentile of competitive compensation (cash and stock) from executive compensation surveys, which encompasses manufacturing companies with revenues at or approximating $1 billion.

The actual level of total compensation an executive will achieve depends upon a variety of factors, including the responsibilities of the position, experience of the executive, current level of total compensation relative to the target level, the financial performance of the Corporation, national trends, and the Corporation's competitive need to retain and recruit the very best and most capable individuals. In reviewing the Corporation's financial performance, the Compensation Committee considers the Corporation's revenues, net income and net income per share in light of the competitive and economic conditions during the fiscal year. In addition, the Compensation Committee considers the Corporation's financial performance resulting from investment in marketing programs, research and development, plant, machinery and equipment, and in personnel and related programs.

The Corporation's executive compensation plan consists of the following components:

Base Salary

Base salaries were established based on the pay-at-risk level appropriate for each executive's job, including the Chief Executive Officer. For the Chief Executive Officer, base salary represented 39% of the targeted total direct compensation opportunity. For the other named executive officers, base salaries averaged 60% of their targeted total direct compensation opportunity.

During 2002, executive officers, including the Chief Executive Officer, received a 3.5% increase based on the midpoint established for their role. The midpoint is the base salary target under which an executive officer's salary is administered. Under the midpoint compensation system, midpoints were used to calculate the annual increase for each executive officer by multiplying the midpoint (not the current base salary) by a percentage established by the Compensation Committee. The resulting amount was then added to the current base salary.

In determining the percentage increase for base salary, the Compensation Committee considered a variety of factors, including inflation rate, the Corporation's financial performance, and trends in salaried employee compensation increases, as disclosed by published salary budget forecasts. Future base pay increases will be based on factors similar to those just discussed.

Annual Award Plan

Four executive officers, including the Chief Executive Officer, were eligible for an annual award consisting of restricted stock, based on achievement of the Corporation's diluted "earnings-per-share" (EPS) in 2002 against a diluted EPS "target" pre-established by the Compensation Committee.

Executive officers eligible to participate in this plan were Martin G. Carver, Chairman of the Board, President and Chief Executive Officer; Warren W. Heidbreder, Vice President, Chief Financial Officer; Nathaniel L. Derby II, Vice President, Manufacturing Design; and John C. McErlane, Vice President of the Corporation and President, Tire Distribution Systems, Inc., a wholly-owned subsidiary.

Based on the performance of the Corporation in 2002 against the EPS target established by the Compensation Committee, each participant was awarded shares of restricted stock on February 25, 2003 under the Bandag, Incorporated Stock Award Plan, the value of which is indicated in the Summary Compensation Table.

Restricted shares under this plan vest three years from the date of grant if the recipient is still employed by the Corporation, and vest immediately in the event of death, disability, retirement at age 60 with ten or more years of service, or change in corporate control.

Long-term Award Plan

Executive officers, including the Chief Executive Officer, participate in a long-term award plan designed to achieve the following objectives:

- Create a better link between the interests of the participants and the Corporation's shareholders;
- Promote teamwork and provide participants with rewards for excellence in the Corporation's performance;
- Provide flexibility to the Corporation in its ability to compensate, attract, and retain the services of individuals who make significant contributions to the Corporation's success; and
- Allow participants to further share in the success of the Corporation.

Under this plan, executive officers, including the Chief Executive Officer, were granted a stock option under the Bandag, Incorporated Stock Award Plan, to purchase shares of Class A Common Stock at fair market value as of the award date of March 13, 2002. These options are non-qualified stock options under the Internal Revenue Code.

Under this grant, stock options for the executive officers, including the Chief Executive Officer, are exercisable at a rate of 25% per year, beginning March 13, 2003, and have an exercise period of 10 years. The size of the grant was based on the estimated value of the options using the Black-Scholes option pricing model, and was made considering the executive's overall total direct compensation target.

Each option becomes immediately exercisable at the end of the vesting period, unless the participant's employment has been previously terminated, or in the event of the participant's death, disability, retirement at age 60 with ten or more years of service, or change in corporate control.

Bandag, Incorporated Management
Continuity and Compensation Committee

Robert T. Blanchard
Gary E. Dewel
James R. Everline
R. Stephen Newman, Chairman

Remuneration of Directors. Directors who are also full-time employees of the Corporation do not receive remuneration for acting as directors. Non-employee directors are currently compensated in accordance with the following schedule:

Annual Fees - Chairman of Committee – $34,500. Other Directors – $32,000.
Board Meeting Attendance – $1,250 per meeting.
Committee Meeting Attendance - Chairman – $1,500 per meeting.
Other Directors – $1,250 per meeting.

Stock Option Award – Each non-employee Director was awarded a stock option for 3,400 shares of Class A Common Stock on March 11, 2003. The value of this award is $6.184 per share, computed under the Black-Scholes method. The exercise price of the stock option is $26.655 per share, being the fair market value of the Class A Common Stock on the date of grant. The options are immediately exercisable and expire 10 years from the date of grant. The value of the annual stock option award and/or the number of shares covered by the award will vary in future years.

Transactions with Management/Principal Shareholders and Directors. Roy J. Carver, Jr., brother of Martin G. Carver, owns 100% of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa; Davenport, Iowa, and Clinton, Iowa. During 2002, it sold $93,264.94 of aviation fuel and charter services to the Corporation at competitive prices based on volume purchased and services utilized. Phillip J. Hanrahan, a director, is a partner of the law firm of Foley & Lardner, Milwaukee, Wisconsin, which has provided legal services to the corporation for several years, including 2002, and expects to provide legal services in 2003. Mr. Edgar D. Jannotta, a director, is Chairman of William Blair & Company, L.L.C. and Chairman of that firm's Executive Committee. William Blair & Company, L.L.C. has provided investment banking services to the Corporation for several years, including 2002, and may provide services in 2003 if requested by the Corporation.

On June 19, 2002, pursuant to an agreement executed on June 18, 2002, the Corporation purchased 1,114,746 shares of the Corporation's Class B Common Stock and 418,371 shares of its Class A Common Stock from Lucille A. Carver, widow of the founder of the Corporation and a director from 1957 until May 14, 2002. Mrs. Carver is the mother of Martin G. Carver, Chairman of the Board, Chief Executive Officer and President and a director of the Corporation, and Roy J. Carver, Jr., a director of the Corporation. The purchase price per share was $27.04 and $24.00 for the Class B Common Stock and Class A Common Stock, respectively, which was equal to the composite closing prices of the Corporation's Common Stock (in the case of the Class B Common Stock) and Class A Common Stock on the New York Stock Exchange as of the close of business on June 18, 2002, less a discount of 3.5% per share in the case of the Class B Common Stock and 4.0% per share for the Class A Common Stock. The total purchase price was approximately $40,184,000.

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee ("Committee") oversees the Corporation's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee discussed with the independent auditors the auditors' independence from management and the Corporation, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services provided by the auditors to the Corporation with their independence.

The Committee discussed with the Corporation's independent auditors the overall scope and plans for their audit of the Corporation's consolidated financial statements. The Committee meets with the independent auditors, both with and without management present, as deemed advisable, to discuss the results of their examination, their evaluation of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. In addition, the Committee reviews with management and the independent auditors proposed interim financial statements. The Committee held nine meetings during fiscal year 2002.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board of Directors has accepted that recommendation) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission. Upon the Committee's recommendation, the Board of Directors has selected Ernst & Young LLP as the Corporation's independent auditors for the fiscal year ending December 31, 2003, subject to shareholder ratification.

Bandag, Incorporated
Audit Committee

Robert T. Blanchard, Chairman | James R. Everline
Gary E. Dewel | R. Stephen Newman

SHAREHOLDER RETURN PERFORMANCE INFORMATION

Set forth on the following pages is a line graph comparing the yearly percentage change during the last five years in the cumulative total shareholder return (assuming reinvestment of dividends) on the Corporation's Common Stock and Class A Common Stock with the cumulative total returns of the Standard & Poor's 500 Stock Index and the Dow Jones & Co., Inc. Tire and Rubber – Index ("Tire and Rubber Index"). The graph assumes $100 Invested on December 31, 1997 in Bandag, Incorporated Common Stock and Class A Common Stock, the S&P 500 Stock Index and the Dow Jones & Co., Inc. Tire and Rubber – Index.

Bandag, Incorporated Stock Performance Chart



Comparison of Five Year Cumulative Total Return

	December 31					
	1997	1998	1999	2000	2001	2002
Bandag, Incorporated	100	76	49	82	74	88
S&P 500 Stock Index	100	129	156	141	125	97
Tire and Rubber -Index	100	81	49	42	49	22

Proposal No. 2 - RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected Ernst & Young LLP as the Corporation's independent auditors for the fiscal year ending December 31, 2003.

Ernst & Young LLP served as the Corporation's independent auditors for the fiscal year ended December 31, 2002. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will be available to respond to any questions raised at the meeting and make any comments they deem appropriate.

Although this selection is not required by law to be submitted to a vote by shareholders, the Board of Directors believes it appropriate, as a matter of policy, to request that the shareholders ratify the selection of Ernst & Young LLP as independent auditors for 2003. If the shareholders should not ratify, the Board of Directors will reconsider the selection.

Assuming a quorum is present, ratification of the appointment requires that more votes represented by shares of Common and Class B Common Stock be voted in favor of such ratification than are voted against such ratification. Any shares not voted at the Annual Meeting with respect to such ratification (whether as a result of abstentions, broker non-votes or otherwise) will have no impact on the vote.

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Corporation's annual financial statements for the fiscal year ended December 31, 2002 and the review of the financial statements included in the Corporation's Form 10-Q were $663,200.

Financial Information Systems Design and Implementation Fees

Ernst & Young LLP did not provide any professional services in connection with financial systems design and implementation during the fiscal year ended December 31, 2002.

All Other Fees

For the fiscal year ended December 31, 2002, the aggregate fees billed for services rendered by Ernst & Young LLP, other than the audit fees described above, were $248,300, including audit-related services of $185,300 and non-audit services of $63,000. Fees for pension and foreign statutory audits make up the majority of the audit-related services. Also included in audit-related services are fees for accounting consultations, SEC registration statements and a $10,500 final billing for internal audit services which were discontinued at the end of 2001. Except for certain tax and certain audit-related services (not to include internal audit), the Corporation will not engage Ernst & Young LLP to provide services beyond those provided in conjunction with the annual audit.

The Audit Committee took into consideration whether the providing of services described above under "All Other Fees" was compatible with maintaining the independence of Ernst & Young LLP.

Proposal No. 3 – OTHER MATTERS

The management of the Corporation knows of no matters to be presented at the meeting other than those set forth in the Notice of Annual Meeting of Shareholders. However, if any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote on such matters in accordance with their best judgments.

2004 SHAREHOLDERS' PROPOSALS

The date by which proposals of shareholders intended to be presented at the 2004 Annual Meeting of the Corporation must be received by the Corporation for inclusion in its Proxy Statement and form of proxy relating to that meeting is December 10, 2003. The Corporation may exercise discretionary voting authority under proxies

solicited by it for the 2004 Annual Meeting of Shareholders if it receives notice of a proposed non-Rule 14a-8 shareholder action after February 23, 2004.

MISCELLANEOUS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's executive officers, directors and more than 10% shareholders ("Insiders") to file with the Securities and Exchange Commission reports on prescribed forms of their beneficial ownership of the Corporation's stock and furnish copies of such reports to the Corporation. Based solely on a review of the copies of such forms furnished to the Corporation, or written representations that no Form 5 was required to be filed, the Corporation believes that during the year ended December 31, 2002 all reports required by Section 16(a) to be filed by the Corporation's Insiders were filed on a timely basis.

Expenses

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Corporation.

Some of the officers and regular employees of the Corporation may, without extra remuneration, solicit proxies personally or by telephone, e-mail or telefax. The Corporation will request brokerage houses, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record and will reimburse such persons for their expenses.

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EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
BANDAG, INCORPORATED

A. Purpose

The Audit Committee of Bandag, Incorporated ("Company") is appointed by the Board of Directors to assist the Board in its oversight of:

(1) The integrity of the Company's financial statements.

(2) The independent auditors' qualifications and independence.

(3) The Company's compliance with legal and regulatory requirements.

(4) The performance of the Company's internal audit function and of the independent auditors.

(5) Other functions which may, from time to time, be assigned to the Audit Committee by the Board of Directors.

In addition, the Audit Committee shall prepare the report required by the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement.

B. Membership

The Audit Committee shall be composed of at least three members, all of whom shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Commission. By no later than December 31, 2003, at least one member of the Audit Committee shall be an audit committee financial expert as defined by the Commission. Audit Committee members shall not simultaneously serve on the audit committees of more than three public companies, including the Company.

C. Meetings

The Audit Committee shall meet at least once each quarter or more frequently as it determines. The Audit Committee shall meet periodically in separate executive sessions with Company management, with the internal auditors (or other personnel responsible for the internal audit function) and with the independent auditors. The Audit Committee may permit, at its request, any member of Company management or other employee of the Company or the Company's outside counsel or independent auditors or members of any accounting firm performing internal audit functions to attend any meeting of the Audit Committee, or to meet with any member of, or consultants or advisors to, the Audit Committee.

D. Duties and Responsibilities

The Audit Committee shall have sole authority for the appointment (subject to shareholder ratification), termination, compensation and oversight of the work of the independent auditors (including resolution of disagreements between Company management and the independent auditors regarding financial reporting). The independent auditors are accountable to and shall report directly to the Audit Committee.

The Audit Committee shall preapprove all auditing services and permitted non-audit services, including fees and terms, to be performed by the independent auditors, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(B) of the Exchange Act which must be approved by the Audit Committee prior to the completion of the audit.

The Audit Committee shall have the authority to engage independent legal counsel, accountants and other advisors as it determines necessary or appropriate. The Company shall provide for appropriate funding, as determined by the

Audit Committee, for payment of compensation to the independent auditors for the purpose of rendering or issuing an audit report and to any independent legal counsel or other advisors engaged by the Audit Committee.

The Audit Committee shall make regular reports to the Board covering any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, or the performance of the internal audit function.

The Audit Committee shall annually review its own performance.

The Audit Committee will undertake the following activities to discharge the five basic responsibilities described above:

E. Integrity of Financial Statements

(1) Meet with the independent auditors prior to the annual audit to review the scope, planning and staffing of the audit. Discuss any changes in accounting principles or procedures which may significantly impact the audit and/or the resulting financial statements.

(2) Meet at least annually with the independent auditors and Company management, both collectively and individually in separate executive sessions, to discuss the annual financial statements (including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations) and the results of the annual audit of the Company's financial statements, including communications required by Statement on Auditing Standards No. 61 "Communications with Audit Committees" and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards.

(3) Review and discuss with Company management and the independent auditors the Company's quarterly interim and annual financial statements prior to their public release. Review and discuss with Company management and the independent auditors the Company's quarterly report on Form 10-Q, and the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the report of the independent auditors on their review of the Company's quarterly interim financial statements prior to filing the Form 10-Q with the Commission.

(4) Discuss with Company management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any actions taken to correct material internal control deficiencies.

(5) Discuss with Company management the Company's earnings press releases, as well as financial information provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings press release. Such discussion may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made).

(6) Discuss with Company management the Company's policies with respect to risk assessment and risk management, the Company's major financial risk exposures and the steps Company management has taken to monitor and control such exposures.

(7) Regularly review with the independent auditors any difficulties the independent auditors encountered in the course of the audit work, including any restrictions on the scope of the independent auditors' activities or on access to requested information, or any significant disagreements with Company management.

(8) Discuss with Company management and the independent auditors the effect of legal and accounting developments, as well as off-balance sheet structures, if any, on the Company's financial statements.

(9) Review and discuss reports from the independent auditors on:

a. All critical accounting policies and practices to be used.

b. All alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors.

c. Other material written communications between the independent auditors and Company management, such as any management letter or schedule of unadjusted differences.

F. Oversight of the Company's Relationship with the Independent Auditors

(1) Review and evaluate the lead partner of the independent auditors' team.

(2) Obtain and review a report from the independent auditors at least annually regarding (a) the independent auditors' internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditors, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and the Company. Evaluate the qualifications, performance and independence of the independent auditors, taking into account the opinions of Company management and internal auditors (or other personnel responsible for the internal audit function). The Audit Committee shall present its conclusions with respect to the independent auditors to the Board.

(3) Assure the rotation of the lead (or coordinating) audit partner (having primary responsibility for the audit) and other partners on the audit engagement team as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(4) Approve policies for the Company's hiring of employees or former employees of the independent auditors who participated in any capacity in the audit of the Company.

(5) Discuss with the independent auditors any communications between the audit team and the national office of the independent auditors respecting auditing or accounting issues presented during the audit.

G. Compliance with Legal and Regulatory Requirements

(1) Annually review and reassess the charter of the Audit Committee and recommend its approval (with any proposed changes) by the Board of Directors.

(2) Recommend to the Board of Directors, if appropriate, that the audited financial statements be included in the Company's Annual Report on Form 10-K.

(3) Discuss with Company management and the independent auditors any correspondence from regulators or governmental agencies which raises material issues concerning the Company's financial statements or accounting policies.

(4) Establish "whistle-blower" procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(5) Annually review the report from Company management regarding compliance with the Foreign Corrupt Practices Act.

(6) Review legal and regulatory matters brought to its attention that may have a material impact on the Company's financial statements.

H. Oversight of the Company's Internal Audit Function

(1) Review the appointment and replacement of the senior internal auditing executive.

(2) Approve the engagement (including terms and fees) of non-Company entities which provide internal auditing services.

(3) Review the responsibilities of the internal audit staff (and any non-Company entity providing internal auditing services), budget and staffing of the internal audit.

(4) Review reports, or summaries thereof, to Company management prepared by the internal audit staff (including any non-Company entity providing internal audit services) regarding internal controls and the internal audit and Company management's responses thereto.

I. Carrying Out Other Functions Assigned by the Board of Directors

(1) Annually obtain a report from the independent auditors regarding the status of annual audits of employee benefit plans and significant matters noted as a result of such audits. Discuss as appropriate with Company management and the independent auditors.

(2) Annual review the report from Company management regarding compliance with the Company's Global Ethics Policy.

J. Effect of Charter

While the Audit Committee has the specific responsibilities set forth in this charter, it is not the duty of the Audit Committee to conduct audits or investigations, or determine that the Company's financial statements are accurate and in compliance with generally accepted accounting practices. Also, it is not the duty of the Audit Committee to assure compliance with laws and regulations or the Company's Global Ethics Policy. Preparation of complete and accurate financial statements in accordance with generally accepted accounting principles and assuring compliance with applicable laws and regulations and the Company's Global Ethics Policy are the responsibilities of Company management. It is the responsibility of the independent auditors to express an opinion on the financial statements based on their audits.

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Annual Report to Shareholders

on

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-7007

BANDAG, INCORPORATED
(Exact name of registrant as specified in its charter)

Iowa	**42-0802143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2905 North Highway 61
Muscatine, Iowa 52761-5886
(Address of principal executive offices)

Registrant's telephone number, including area code: **(563) 262-1400**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock - $1 Par Value **Class A Common Stock - $1 Par Value**	**New York Stock Exchange and Chicago Stock Exchange**
(Title of Class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2002: Common Stock, $181,387,853, Class A Common Stock (non-voting), $125,197,409, Class B Common Stock, $542,300.

The number of shares outstanding of the issuer's classes of common stock as of February 28, 2003: Common Stock, 9,083,024 shares; Class A Common Stock, 9,175,652 shares; Class B Common Stock, 919,935 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Annual Meeting of the Shareholders to be held May 13, 2003 are incorporated by reference in Part III.

Bandag, Incorporated
Annual Report on Form 10-K
Year Ended December 31, 2002

Table of Contents

Page

PART I 2
- Item 1. Business 2
- Item 2. Properties 9
- Item 3. Legal Proceedings 9
- Item 4. Submission of Matters to a Vote of Security Holders 10

PART II 10
- Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters 10
- Item 6. Selected Financial Data 11
- Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition 12
- Item 7A. Quantitative and Qualitative Disclosures about Market Risk 21
- Item 8. Financial Statements and Supplementary Data 21
- Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 50

PART III 50
- Item 10. Directors and Executive Officers of the Registrant 50
- Item 11. Executive Compensation 50
- Item 12. Security Ownership of Certain Beneficial Owners and Management 50
- Item 13. Certain Relationships and Related Transactions 50
- Item 14. Controls and Procedures 50

PART IV
- Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K 51

PART I

Item 1. BUSINESS

Introduction

All references herein to the "Company" or "Bandag" refer to Bandag, Incorporated and its subsidiaries unless the context indicates otherwise.

The Company has two reportable business segments: the manufacture and sale of precured tread rubber, equipment and supplies for retreading tires (the "Traditional Business") and the sale and maintenance of new and retread tires to principally commercial and industrial customers through its wholly-owned subsidiary Tire Distribution Systems, Inc. ("TDS"). Refer to Note 16 of the consolidated financial statements for further details.

As a result of a recapitalization of the Company approved by the Company's shareholders on December 30, 1986, and substantially completed in February 1987, the Carver Family (as hereinafter defined) obtained absolute voting control of the Company. As of February 28, 2003, the Carver Family beneficially owned shares of Common Stock and Class B Common Stock constituting 64% of the votes entitled to be cast in the election of directors and other corporate matters. The Carver Family is composed of (i) Lucille A. Carver, a former director and widow of Roy J. Carver, (ii) the lineal descendants of Roy J. Carver and their spouses, and (iii) certain trusts and other entitles for the benefit of the Carver Family members. Shares of Class B Common Stock have ten (10) votes per share. The Carver Family owns over 98% of the Class B Common Stock. Shares of Class B Common Stock automatically convert to shares of Common Stock on January 16, 2007.

Traditional Business

(a) General

The Traditional Business is engaged primarily in the production and sale of precured tread rubber and equipment used by its franchisees for the retreading of tires for trucks, buses, light commercial trucks, industrial equipment, off-the-road equipment and passenger cars. Bandag specializes in a patented cold-bonding retreading process which it introduced to the United States in 1957 (the "Bandag Method"). The Bandag Method separates the process of vulcanizing the tread rubber from the process of bonding the tread rubber to the tire casing, allowing for optimization of temperature and pressure levels at each stage of the retreading process.

The Company and its licensees have 1,077 franchisees worldwide, with 32% located in the United States and 68% internationally. The majority of Bandag's franchisees are independent operators of full service tire distributorships. The remaining franchises are owned by TDS. The Traditional Business' revenues primarily come from the sale of retread material and equipment to its franchisees. The Traditional Business' products compete in the replacement tire market with new tire sales, as well as retreads produced using other retread processes. The Company concentrates its marketing efforts on existing franchisees and on expanding their respective market penetrations. Due to its strong distribution system, marketing efforts and leading technology, Bandag, through its independent franchise network and TDS, has been able to maintain the largest market presence in the retreading industry.

The Traditional Business in the United States competes primarily in the medium and wide base commercial truck tire replacement market. Medium and wide base truck tires are designed for medium trucks Classes 4 through 6, heavy trucks Classes 7 and 8, as well as trailers and commercial chassis. Both new tire manufacturers and tread rubber suppliers compete in this market. While the Company has franchisees in 108 countries, and competes in all of these geographic markets, its largest market is the United States. Truck tires retreaded by the Company's franchisees make up approximately 24% of the United States medium and wide base commercial tire replacement market. The Company's competitors in the replacement tire market include new tire manufacturers such as The Goodyear Tire & Rubber Company (Goodyear), Bridgestone Corporation (Bridgestone) and Groupe Michelin (Michelin), as well as other tread rubber suppliers. Goodyear, Michelin and Cooper Tire and Rubber Company also compete in the United

States market as well as in other markets as a tread rubber supplier to a combination of company-owned and independent retreaders.

The Traditional Business consists of the franchising of a patented process for the retreading of tires primarily for trucks, buses, light commercial trucks, and the production and sale of precured tread rubber and related products and equipment used in connection with this process.

The Traditional Business can be divided into two main areas: (i) manufacturing the tread rubber and (ii) providing and supporting the retreading system to bond the tread rubber to the tire casing. Bandag manufactures over 500 separate tread designs and sizes, treads specifically designed for various applications, allowing fleet managers to fine-tune their tire programs. Bandag tread rubber is vulcanized prior to shipment to its franchisees. The Bandag franchisee prepares the tire casing for retreading and performs the retreading process of bonding the cured tread to the prepared tire casing. This two-step process allows utilization of the optimum temperature and pressure levels at each step. Lower temperature levels during the bonding process result in a consistent, higher quality finished retread with less damage to the casing. Bandag has developed a totally integrated retreading system with the materials, bonding process and manufacturing equipment specifically designed to work together as a whole.

(b) Markets and Distribution

The principal market categories for the Traditional Business are medium and wide base commercial truck tires, with more than 90% of the tread rubber sold by the Company used in the retreading of these tires. Additionally, the Company markets tread rubber for the retreading of passenger, light truck, heavy truck, off-the-road equipment, and industrial tires; however, historically, sales of tread rubber for these applications have not contributed materially to the Company's results of operations.

Trucks and Buses. Tread rubber, equipment, and supplies for retreading and repairing truck and bus tires are sold by the Company primarily to independent franchisees and TDS which use the Bandag Method for that purpose.

National Account Business. The Company has entered into contracts with companies pursuant to which Bandag agrees to sell retread tires directly to transportation fleets of such companies and provide maintenance and service for the retread tires (the "National Accounts"). Bandag subcontracts the sales, maintenance, and service components of the National Accounts to its independent franchisees and to TDS.

Other Applications. The Company continues to manufacture and supply to its franchisees a limited amount of tread rubber for off-the-road tires, industrial tires, including solid and pneumatic, passenger car tires and light commercial tires for light trucks and recreational vehicles.

Franchisees. Bandag has 1,077 franchisees throughout North America, Central America, South America, Europe, Africa, Asia, Australia and New Zealand. These franchises are owned and operated by franchisees, some with multiple franchises and/or locations. Of these franchisees, 345 are located in the United States. One hundred twenty-five (125) of Bandag's foreign franchisees are franchised by a licensee of the Company in Australia. The Company also has joint ventures in India and Sri Lanka. A limited number of franchisees are trucking companies, which operate retread shops primarily for their own needs. A few franchisees also offer "hot-cap" retreading and most sell one or more lines of new tires.

The current franchise agreement offered by the Company grants the franchisee the non-exclusive retread manufacturing rights to use the Bandag Method for one or more applications and the Bandag trademarks in connection therewith within a specified territory, but the franchisee is free to market Bandag retreads outside the territory.

(c) Competition

The Company faces strong competition in the market for replacement truck and bus tires, the principal retreading markets which it serves. The competition comes not only from the major manufacturers of new tires, but also from manufacturers of retreading materials. Competitors include producers of "camelback," "strip stock," and "slab

stock" for "hot-cap" retreading, as well as a number of producers of precured tread rubber. Various methods for bonding precured tread rubber to tire casings are used by competitors.

Bandag retreads are often sold at a higher price than tires retreaded by the "hot-cap" process as well as retreads sold using competitive precured systems. The Company believes that the superior quality and greater mileage of Bandag retreads and expanded service programs to franchisees and end-users outweigh any price differential.

Bandag franchisees compete with many new-tire dealers and retreading operators of varying sizes, which include retreading shops operated by the major new-tire manufacturers, large independent retread companies, retreading operations of large trucking companies, and smaller commercial tire dealers.

The Company's franchise agreements with its independent franchisees typically terminate after five years unless extended by mutual consent for an additional five years. In most cases the agreements are extended. In addition, independent franchisees have the option of terminating the agreements after three years. In some cases, the Company does not extend a franchise or the franchisee declines to extend and, instead, signs with another retread manufacturer including, among others, Goodyear and Michelin. Since Michelin entered the United States retread market in 1997, the Company has experienced increasing competition in the United States retread market. Although, in the last five years, a number of independent franchisees have left Bandag and become Michelin retread dealers, the Company believes that its United States franchise organization has stabilized over the past two years. Although Michelin is substantially larger than the Company and has greater resources, the Company believes that it can effectively compete with Michelin and maintain the stability of its United States franchise organization.

For additional information on competition faced by the Traditional Business see the foregoing discussion under "General" herein.

(d) Sources of Supply

The Company manufactures the precured tread rubber, cushion gum, and related supplies in Company-owned and in leased manufacturing plants in the United States, Canada, Brazil, Belgium, South Africa and Mexico. The Company has entered into joint venture agreements in India and Sri Lanka. The Company also manufactures pressure chambers, tire casing analyzers, buffers, tire builders, tire-handling systems, and other items of equipment used in the Bandag Method. Curing rims, chucks, spreaders, rollers, certain miscellaneous equipment, and various retreading supplies, sold by the Company, are purchased from others.

The Company purchases rubber and other materials for the production of tread rubber and other rubber products from a number of suppliers. The rubber for tread is primarily synthetic and obtained principally from sources which most conveniently serve the respective areas in which the Company's plants are located. Although synthetic rubber and other petrochemical products have periodically been in short supply and significant cost fluctuations have been experienced in previous years including significant price increases in the fourth quarter of 2002, the Company has not experienced any significant difficulty in obtaining an adequate supply of such materials. Synthetic prices historically have been related to the cost of petrochemical feedstocks. However, the effect on operations of future shortages will depend upon their duration and severity and cannot presently be forecast.

The principal source of natural rubber, used for the Company's cushion gum, is Asia. The supply of natural rubber has historically been adequate for the Company's purposes. Natural rubber is a commodity subject to wide price fluctuations as a result of the forces of supply and demand.

(e) Patents

The Company owns or has licenses for the use of a number of United States and foreign patents covering various elements of the Bandag Method. The Company has patents covering improved features, some of which started expiring in 1995 and others that will continue to expire through the year 2011. The Company has applications pending for additional patents.

The Company does not consider that patent protection is the primary factor in its successful retreading operation, but rather that its proprietary technical "know-how," product quality, franchisee support programs and effective marketing programs are more important to its success.

The Company has secured registrations for its trademark and service mark BANDAG, as well as other trademarks and service marks, in the United States and most of the other important commercial countries.

TDS

(a) General

In November 1997, five dealerships were acquired by Tire Distribution Systems, Inc. (TDS), a wholly-owned subsidiary of the Company. Since the original acquisitions, TDS has acquired 13 additional smaller dealerships. During 2002, TDS sold or closed nine retread plants and 18 commercial and retail outlets. TDS, which provides new and retread tire products and tire management services to national, regional and local fleet transportation companies, operates 30 Bandag franchise and manufacturing locations and 74 commercial and retail outlets in 15 states. For additional information concerning sales and proposed sales of additional TDS locations, see Note 19 of the consolidated financial statements.

(b) Markets and Distribution

TDS offers complete tire management services including: the complete line of Bandag retreads, new tires (commercial, retail and off-the-road) and 24-hour road service and alignment. The tire management services are provided over a broad geographic area in the United States, including the northwest, the mountain states and all across the south. This geographic coverage allows TDS to provide consistent, cost-effective programs, information, products, and services to local, regional and national fleets.

Cost effective tire management service continues to grow in importance for fleets of all sizes. Trucking fleets are under intense pressure to be cost competitive and reliable in their services. Tire related costs are one of the top operating expenses for trucking fleets. Bandag and its dealer alliance network (including TDS) are able to provide trucking companies with comprehensive tire management services, which result in lower tire operating costs for the trucking company while, at the same time, helping the trucking company increase its service reliability through the same tire management programs.

In an effort to fully service its customers, TDS sells new truck tires manufactured by Bridgestone/Firestone, Continental/General, Yokohama, and other manufacturers except for Goodyear and Michelin.

TDS markets its products through sales personnel located at each of its commercial locations, retread production facilities and retail facilities. TDS commercial locations operate as points of sale for retread tires, new tires and services. In addition, the commercial locations operate as a home base for mobile service trucks which must be able to provide customers with reliable and timely emergency service as well as regularly scheduled maintenance service. TDS's sales personnel make personal sales calls on existing customers to ensure satisfaction and loyalty.

(c) Competition

TDS competitors are other tire dealers which offer competing retread applications, as well as Bandag franchised dealers. In addition, such tire dealers typically sell and service new tires produced by new tire manufacturers and service providers such as Goodyear, Bridgestone and Michelin. Goodyear and Michelin compete in the United States market and in other markets as a tread rubber supplier to a combination of company owned and independent retreaders.

(d) Sources of Supply

TDS purchases precured tread rubber and its retreading equipment and supplies from Bandag and purchases new tires from new tire companies including Bridgestone/Firestone, Yokohama, Continental/General, and other manufacturers.

Regulations

Various federal and state authorities have adopted safety and other regulations with respect to motor vehicles and components, including tires. The Federal Trade Commission and various states enforce statutes or regulations imposing obligations on franchisors, primarily a duty to disclose material facts concerning a franchise to prospective franchisees. Several of the state statutes or regulations also govern certain aspects of the franchise relationship, such as the franchisor's right to terminate the franchise agreement. Management is unaware of any present or proposed regulations or statutes which would have a material adverse effect upon its businesses, but cannot predict what other regulations or statutes might be adopted or what their effect on the Company's businesses might be.

Other Information

The Company conducts research and development of new products, primarily in the Traditional Business, and the improvement of materials, equipment, and retreading processes. The cost of this research and development program was approximately $8,109,000 in 2002, $10,225,000 in 2001, and $9,442,000 in 2000.

The Company's business has seasonal characteristics, which are tied not only to the overall performance of the economy but, more specifically, to the level of activity in the trucking industry. Tire demand does, however, lag the seasonality of the trucking industry.

The Company has sought to comply with all statutory and administrative requirements concerning environmental quality. The Company has made and will continue to make necessary capital expenditures for environmental protection. It is not anticipated that such expenditures will materially affect the Company's earnings or competitive position.

As of December 31, 2002, the Company had an estimated 3,715 employees.

Operating Segment and Geographic Area Information

Information concerning operating segment and geographic area information is incorporated by reference to "Operating Segment and Geographic Area Information" in Note 16 of the consolidated financial statements contained in Item 8 of this Annual Report on Form 10-K.

Executive Officers of the Company

The following table sets forth the names and ages of all executive officers of the Company as of February 28, 2003, the period of service of each with the Company, positions and offices with the Company presently held by each, and the period during which each officer has served in his/her present office:

Name	Age	Period of Service with Company	Present Position or Office	Period in Present Office
Martin G. Carver*	54	24 Years	Chairman of the Board, Chief Executive Officer and President	22 Years.
Timothy T. Chen	42	11 Years	Vice President, Innovation	1 Year
Nathaniel L. Derby II	60	31 Years	Vice President, Manufacturing Design	6 Years
Warren W. Heidbreder	56	21 Years	Vice President, Chief Financial Officer and Secretary	6 Years
Frederico U. Kopittke	59	8 Years	Vice President, International	2 Years
John C. McErlane	49	18 Years	Vice President	1 Year
Jeffrey C. Pattison	47	17 Years	Vice President, Treasurer	6 Months
Janet R. Sichterman	43	21 Years	Vice President, North American Fleet Sales	1 Year
Andrew M. Sisler	48	15 Years	Vice President, North American Franchise Sales	1 Year
Michael A. Tirona	53	17 Years	Vice President and General Manager – Europe	1 Year
Charles W. Vesey	60	31 Years	Vice President and Corporate Controller	4 Years

* Denotes that officer is also a director of the Company.

Mr. Martin G. Carver was elected Chairman of the Board effective June 23, 1981, Chief Executive Officer effective May 18, 1982, and President effective May 25, 1983. Prior to his present position, Mr. Carver was also Vice Chairman of the Board from January 5, 1981 to June 23, 1981.

Mr. Chen joined Bandag in 1991. From 1991 through 1997, he held several positions with the Company. In 1997, he was promoted to the position of Manager, Market Research and Planning. In 2000, he was promoted to the position of Director of Marketing and served in that position until May 2001 when he was promoted to the position of Vice President, Marketing. Mr. Chen was elected to his current office of Vice President, Innovation on May 14, 2002.

Mr. Derby joined Bandag in 1971. In December 1985, he was promoted to Vice President, Engineering and served in that position until August 1996 when he was elected to the office of Vice President, Engineering. He served in

that office until May 1997, when he was elected to his current office of Vice President, Manufacturing Design, effective April 28, 1997.

Mr. Heidbreder joined Bandag in 1982. In 1986 he was elected to the office of Vice President, Legal and Tax Administration, and Corporate Secretary. In November 1996, he was elected to his current office of Vice President, Chief Financial Officer, and Corporate Secretary effective as of January 1, 1997.

Mr. Kopittke joined Bandag in July 1994 as Company Manager of Bandag do Brasil Ltda. He served in that position until March 1998 when he was elected to the office of Vice President, Latin America. He served in that position until July 1998 when he was elected to the office of Vice President Latin America and South Africa. In February 2001, he was elected to his current office of Vice President, International, effective March 1, 2001.

Mr. McErlane joined Bandag in 1985. From 1985 through 1995, he held several managerial positions with the Company. In 1996, he was promoted to the position of Director, Marketing. In January 1997, he was appointed to the office of Vice President, Marketing. In February 1998, he was elected to the office of Vice President, Marketing and Sales and served in that position until September 2001, when he was elected to his current offices of Vice President, Bandag, Incorporated and President, Tire Distribution Systems, Inc., Bandag's distribution subsidiary.

Mr. Pattison joined Bandag in 1986. From 1986 through 1990, he held several positions with the Company. In 1990, he was promoted to the position of Manager, Taxes. In April 1999, he was promoted to Manager, Corporate Accounting. In October 1999, he was promoted to Director, Treasury Services and Assistant Treasurer and served in that position until August 2002, when he was elected to his current office of Vice President and Treasurer.

Ms. Sichterman joined Bandag in 1982. From 1982 through 1999, she held several positions with the Company. In 1999, she was promoted to the position of Vice President, People Services and served in that position until September 2001 when she was promoted to the position of Vice President, North American Fleet Sales. Ms. Sichterman was elected to her current office of Vice President, North American Fleet Sales on November 13, 2001.

Mr. Sisler joined Bandag in 1987. From 1987 through 1997, he held several positions with the Company. In 1997, he was promoted to Director of Sales, West. In 1998, he was promoted to Vice President, North American Sales and served in the position until November 2001 when he was elected to his current office of Vice President, North American Franchise Sales on November 13, 2001.

Mr. Tirona joined Bandag in 1985. From 1985 through 1995, he held several positions with the Company. In 1995, he was promoted to General Manager, P.T. Bandag Indonesia. In 1997, he was promoted to Vice President, Tire Management Solutions, Inc. and served in that position until September 2001, when he was promoted to Vice President and General Manager – Europe. He was elected to his current office of Vice President and General Manager – Europe on November 13, 2001.

Mr. Vesey joined Bandag in 1971. In September 1977, he was named Corporate Controller. In May 1997, he was elected to the office of Vice President, Information Services and Corporate Controller and served in that position until October 1998, when he was elected to his current office of Vice President and Corporate Controller.

All of the above-named executive officers have been elected by the Board of Directors and serve at the pleasure of the Board of Directors.

Available Information

The Company maintains a website at http://www.bandag.com. The Company makes available on the website, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

Item 2. PROPERTIES

Traditional Business

The general offices of the Company are located in a Company-owned 56,000 square foot office building in Muscatine, Iowa.

The tread rubber manufacturing plants of the Company are located to service principal markets. The Company owns eleven plants. However, the Company only operates nine of these plants, three of which are located in the United States, and the remainder in Canada, Belgium, South Africa, Brazil (two plants) and Mexico. The plants vary in size up to 194,000 square feet with the first plant being placed into production in 1959. All of the plants are owned in fee. Operations in one tread rubber manufacturing plant located in the United States were suspended in the fourth quarter of 1999 but the facility remains viable for general corporate purposes. Operations in the Chino, California plant were suspended in the first quarter of 2002. The equipment has been removed and the facility is for sale.

Retreading equipment is manufactured at Company-owned plants located in Muscatine, Iowa and Campinas, S.P., Brazil, of approximately 60,000 square feet and 10,000 square feet, respectively.

In addition, in Muscatine the Company owns a research and development center of approximately 58,400 square feet, an 83,000 square foot training and conference center, and another 26,000 square foot office facility. Similar training facilities are located in Brazil, South Africa and Europe. The Company also owns a 26,000 square foot office and machining facility in Muscatine.

In addition, the Company mixes rubber and produces cushion gum and envelopes at a Company-owned 168,000 square foot plant in Long Beach, California. The Company owns its European headquarters facility in Brussels, Belgium and a 129,000 square foot warehouse in Born, Netherlands.

TDS Business

TDS currently owns 22 and leases 50 facilities. Thirty (30) contain space for TDS's retread production and 74 contain space for commercial and retail operations. The Company believes that it will be able to renew its existing leases as they expire or find suitable alternative locations. The leases generally provide for a base rental, as well as charges for real estate taxes, insurance, maintenance and various other items.

In the opinion of the Company, its properties are maintained in good operating condition and the production capacity of its plants is adequate for the near future. Because of the nature of the activities conducted, necessary additions can be made within a reasonable period of time.

Item 3. LEGAL PROCEEDINGS

General

The Company is a party to a number of lawsuits and claims arising out of the normal course of business. While the results of such litigation are uncertain, management believes that the final outcome of any such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. Changes in assumptions, as well as actual experience, could cause estimates made by management to change.

Yolanda Jackson v. Michael Rouse, et al. and Audra Smith v. Bandag, Inc., et al.

Bandag has been named as one of numerous defendants in two wrongful death actions brought in the Circuit Court of Warren County, Mississippi: *Yolanda Jackson v. Michael Rouse, et al.* and *Audra Smith v. Bandag, Inc., et al.* These cases arise from an explosion or fire which occurred on May 17, 2002, at a rubber recycling plant in Mississippi, operated by Rouse Rubber Co., killing five employees and seriously injuring at least seven others. So far, Bandag is named in only two of about six pending cases. The plaintiffs claim that a rubber recycling machine was dangerously designed or maintained, causing the explosion.

These cases were only recently filed and no investigation or discovery has been undertaken. Bandag is not aware that its employees had any involvement in designing, inspecting, installing or repairing the equipment that failed. Plaintiffs allege that Bandag may be passively liable as a "joint venturer" with the employer, Rouse Rubber Co., an allegation which Bandag believes is without any basis.

The *Jackson* case does not specify the amount of damages claimed; the *Smith* case claims compensatory damages of $40 million and punitive damages of $25 million. However, it is unclear from the pleadings whether the plaintiffs seek punitive damages against all defendants, including Bandag, or only from certain defendants, not including Bandag. Bandag considers the claims against it to be baseless and intends to vigorously defend itself against them.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Information concerning cash dividends declared and market prices of the Company's Common Stock and Class A Common Stock for the last three fiscal years is as follows:

	2002	% Change	2001	% Change	2000
Dividends Declared Per Share					
First Quarter	$ 0.315		$ 0.305		$ 0.295
Second Quarter	0.315		0.305		0.295
Third Quarter	0.315		0.305		0.295
Fourth Quarter	0.320		0.315		0.305
Total Year	$ 1.265	2.8	$ 1.230	3.4	$ 1.190

Stock Price Comparison[(1)]	2002 Low	2002 High	2001 Low	2001 High	2000 Low	2000 High
Common Stock						
First Quarter	$33.05	39.15	$26.30	46.75	$21.88	26.25
Second Quarter	27.80	39.98	25.70	31.00	22.25	30.25
Third Quarter	26.00	36.25	25.01	32.90	24.06	35.94
Fouth Quarter	28.12	42.01	25.71	35.60	33.50	42.63
Year-end Closing Price		38.68		34.76		40.56
Class A Common Stock						
First Quarter	$27.90	33.40	$20.90	38.69	$19.75	24.13
Second Quarter	24.95	34.21	21.60	24.85	20.75	25.88
Third Quarter	23.00	31.10	22.70	28.02	22.38	29.50
Fourth Quarter	24.75	36.98	22.30	30.04	27.00	35.75
Year-end Closing Price		34.59		30.00		33.50

(1) High and low composite prices in trading on the New York and Chicago Stock Exchanges (ticker symbol BDG for Common Stock and BDGA for Class A Common Stock).

The approximate number of record holders of the Company's Common Stock as of February 28, 2003, was 1,819, the number of holders of Class A Common Stock was 1,017 and the number of holders of Class B Common Stock was 196. The Common Stock and Class A Common Stock are traded on the New York Stock Exchange and the Chicago Stock Exchange. There is no established trading market for the Class B Common Stock.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth certain Selected Financial Data for the periods and as of the dates indicated:

	2002	2001	2000	1999	1998
(In thousands, except per share data)					
Net sales[1]	$900,503	$949,332	$973,938	$1,008,908	$1,051,224
Earnings before cumulative effect of Accounting change[2][3]	50,053	43,832	60,333	52,330	59,319
Total Assets[4]	$617,827	$728,412	$720,998	$727,292	$759,099
Long-term debt and other obligations	45,373	50,359	111,510	115,945	113,073
Earnings per share before cumulative effect of accounting change					
Basic	$2.53	$2.13	$2.92	$2.41	$2.64
Diluted	$2.52	$2.12	$2.90	$2.40	$2.63
Dividends Declared Per Share	$1.265	$1.230	$1.190	$1.150	$1.110

(1) Net sales reflect a reduction of $15,536, $22,121, $3,757, and $8,445, in 2001, 2000, 1999 and 1998, respectively, to reflect the adoption of EITF 01-09. Refer to Note 1 of the consolidated financial statements for further details.

(2) In 2001, includes charges of $3,400 pre-tax, $2,040 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
In 1999, includes charges of $13,500 pre-tax, $7,671 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other related actions.
In 1998, includes charges of $4,205 pre-tax, $1,174 after-tax, related to costs associated with the closure of foreign manufacturing facilities and other related actions.

(3) Includes goodwill amortization of $7,952, $7,848, $7,604, and $7,567 in 2001, 2000, 1999 and 1998, respectively. Goodwill amortization was discontinued in 2002 due to the adoption of SFAS 142.

(4) The decrease in total assets in 2002 is primarily due to the $47,260 charge reported as a cumulative effect of accounting change, resulting from the adoption of SFAS No. 142. Refer to Note 8 of the consolidated financial statements for further details.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

General

Results include the Company's two reportable operating segments – its Traditional Business and Tire Distribution Systems, Inc. (TDS).

During the first quarter of 2002, the Company acquired the assets of Open Road Technologies, Inc., the supplier of RoadWare™ retread shop management software, which contributed sales of approximately $6,200,000 in 2002.

Also, during the third and fourth quarters of 2002, the Company's TDS segment sold or closed nine retread plants and eighteen commercial and retail outlets which contributed $34,000,000 and $42,000,000 to net sales and $3,900,000 and $2,500,000 of losses to earnings before taxes and cumulative effect of accounting change, for the years ended December 31, 2002 and 2001, respectively. For additional information concerning sales and proposed sales of additional TDS locations, see Note 19 of the consolidated financial statements.

Consolidated net sales in 2002 decreased $48,829,000 or 5% from 2001. This included a decrease of $23,039,000 or 4% in the Traditional Business. The decrease in Traditional Business net sales primarily resulted from a 1% decline in retread material unit volume, a 27% decrease in equipment sales from 2001 and an increase of approximately $5,200,000 related to dealer marketing programs classified as a reduction of sales. In addition, Traditional Business revenues were approximately 2% lower due to the lower translated value of the Company's foreign-currency-denominated sales, particularly the Brazilian real and South African rand. TDS sales decreased $33,843,000 or 8% from 2001, primarily as a result of the negative impact of the declining economy and the loss of several significant customers, most notably the bankruptcy of Consolidated Freightways. The Company's seasonal sales pattern is tied to the overall performance of the economy and to the level of trucking activity.

Consolidated gross profit margin for 2002 increased by 1.9 percentage points from 2001. Gross profit margin for the Traditional Business (which includes sales to TDS) and TDS increased by 2.5 and 0.7 percentage points, respectively, from 2001. Consolidated and Traditional Business gross profit margins were positively impacted by $3,800,000 due to decreased LIFO inventory levels, which was partially offset by restructuring charges in Europe of $3,000,000.

Consolidated operating and other expenses decreased $10,264,000 or 4% from 2001. Excluding the effects of $8,905,000 of goodwill amortization in 2001, consolidated operating and other expenses decreased $1,359,000 or 1% from 2001. Traditional Business operating and other expenses in 2002 decreased $3,752,000 or 2% from 2001. The decrease in consolidated operating and other expenses primarily resulted from decreased litigation expenses, which were significantly offset by lower pension income, $2,500,000 in expense related to converting SystemBandag users to the RoadWare™ software system and $2,700,000 related to impairment charges recorded against the carrying value of the Company's joint venture in India, and operations in Brazil and Venezuela. As previously announced, the settlement of Bandag's ongoing litigation with Michelin included dismissal of all financial claims against all parties. Therefore, no further expense related to this litigation is anticipated. Expenses related to the Michelin litigation in 2002 were $10,700,000, as compared to $18,300,000 in 2001.

Consolidated earnings before income taxes and cumulative effect of accounting change increased $5,013,000 or 8% from 2001. Consolidated net earnings in 2002 were $2,793,000, or $0.14 per diluted share. This includes a charge of $47,260,000 (net of income tax benefit of $3,704,000), reported as a cumulative effect of accounting change, or $2.38 per diluted share, resulting from the adoption of SFAS No. 142 as of January 1, 2002. Earnings in 2002 were $50,053,000 before the cumulative effect of accounting change, or $2.52 per diluted share which was a 14% increase from the prior year amount of $43,832,000, or $2.12 per diluted share. However, excluding the effects of goodwill amortization and the cumulative effect of accounting change, consolidated net earnings were $50,053,000, or $2.52 per diluted share, as compared to $51,784,000, or $2.50 per diluted share, in 2001.

Repurchases of 418,371 shares of Bandag Class A Common Stock and 1,114,746 shares of Bandag Class B Common Stock during 2002 had a favorable impact on diluted earnings per share of $0.08.

Traditional Business

The Company's Traditional Business operations located in the United States and Canada, together with Tire Management Solutions, Inc. (TMS) and Quality Design Systems, Inc. (QDS), are integrated and managed as one unit, which is referred to internally as **North America**. North America sells to independent dealers as well as to TDS and other subsidiaries. Sales to TDS and other subsidiaries are eliminated in consolidation. Sales of $49,841,000 of retread products to TDS accounted for 13% of North America's total retread products sold in 2002, compared to $54,594,000 or 14% in 2001. Total retread products sold in North America in 2002 were $4,149,000 or 1% below 2001 sales. Retread product sales to TDS declined 9% in 2002 compared to 2001, while sales of retread products to independent dealers increased 1%. The increase in retread product sales to independent dealers is primarily due to a 1% increase in retread material unit volume. Equipment sales to independent dealers in 2002, which totaled $17,968,000, decreased 23% as compared to 2001, and equipment sales to TDS in 2002, which totaled $1,858,000, decreased 65% as compared to 2001. Equipment sales typically vary depending on the signing of new franchisees and new product innovations. North America other net sales increased $6,552,000 or 26% in 2002 as compared to 2001, primarily as a result of the acquisition of Open Road Technologies. Total North America net sales increased $3,162,000 or 1% in 2002 as compared to 2001. A decrease in average raw material costs, coupled with a decrease in depreciation expense, decreased LIFO inventory levels and a decrease in equipment sales, which carry lower gross margins than retread products, and increased production efficiency in the United States and Canada, primarily resulted in a 3.1 and 3.5 percentage point increase in North America's gross margin for 2002 on sales to independent dealers and total sales, respectively, as compared to 2001. North American operating expenses in 2002 were $5,600,000 or 6% higher than 2001 expenses primarily due to lower pension income and approximately $2,500,000 in expense related to converting SystemBandag users to the RoadWare™ software system. Higher sales and gross profit was partially offset by higher operating and other expenses, resulting in an increase of $5,221,000 or 6% in earnings before income taxes and cumulative effect of accounting change in 2002 as compared to 2001.

The Company's operations located in Europe principally service markets in European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as **Europe**. Net sales in Europe declined $5,297,000 or 7% from 2001, primarily due to a retread material unit volume decrease of 8%. Gross profit margin decreased 4.8 percentage points from 2001 primarily due to approximately $3,000,000 of restructuring charges recorded in 2002, partially offset by $1,400,000 of reduced cost of sales due to decreased LIFO inventory levels. Operating and other expenses decreased $1,185,000 or 5% from 2001 primarily due to lower personnel-related costs and net foreign exchange losses in 2001 that did not recur partially offset by approximately $500,000 of restructuring charges recorded in 2002. Primarily as a result of lower sales and gross margin, Europe recorded a loss before income taxes and cumulative effect of accounting change of $1,511,000 in 2002 as compared to income before income taxes and cumulative effect of accounting change of $2,464,000 in 2001.

The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, New Zealand, Indonesia and Malaysia and a licensee in Australia, are combined under one management group referred to internally as **International**. International net sales decreased $12,723,000 or 13% from 2001 as a result of a 5% decrease in retread material unit volume, which is primarily a result of the region's economic downturn, particularly in Argentina, Brazil and Venezuela, which depressed market activity throughout that region. The spread between the net sales decrease and the retread material unit volume decrease is primarily due to the lower translated value of the Brazilian real and South African rand. Gross profit margin increased 1.6 percentage points from 2001. Operating and other expenses decreased $187,000 or 1% from 2001. Operating and other expenses were positively impacted by net foreign exchange gains and the lower translated value of the Brazilian real and South African rand, and negatively impacted by the $2,700,000 impairment charge recorded against the carrying value of the Company's joint venture in India and operations in Brazil and Venezuela. Primarily as a result of the reduction in sales and the impairment charge, earnings before income taxes and cumulative effect of accounting change decreased $2,828,000 or 24% from 2001.

Tire Distribution Systems, Inc.
During the third and fourth quarters of 2002, TDS sold or closed nine retread plants and 18 commercial and retail outlets which contributed $34,000,000 and $42,000,000 to net sales and $3,900,000 and $2,500,000 of losses to earnings before taxes and cumulative effect of accounting change, for the years ended December 31, 2002 and 2001, respectively. TDS net sales decreased $33,971,000 or 9% from 2001, due largely to soft market conditions and the loss of several significant customers, most notably the bankruptcy of Consolidated Freightways during 2002. TDS gross margin increased 0.7 percentage points from 2001. Operating expenses of $95,017,000, as a percent of net sales, were 3.0 percentage points higher than 2001, principally due to increases in employee health insurance, workers' compensation and legal expenses. Primarily as a result of lower sales volume and higher operating expenses, TDS recorded a loss before income taxes and cumulative effect of accounting change of $11,382,000 in 2002, which compares to a loss before income taxes of $11,099,000 in 2001, or a loss before income taxes of $2,828,000 excluding goodwill amortization. For additional information concerning sales and proposed sales of additional TDS locations, see Note 19 of the consolidated financial statements.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

General
Results include the Company's two reportable operating segments – its Traditional Business and TDS. The comparability of operating results between years is affected by TDS's acquisition of tire dealerships in the year 2000, the acquisition of QDS in 2000 and by certain non-recurring items.

Consolidated net sales in 2001 decreased $24,606,000 or 3% from 2000. This included a decrease of $21,805,000 or 3% in the Traditional Business. Traditional Business net sales experienced a 6% decline in retread material unit volume from 2000. In addition, Traditional Business revenues were approximately 3 percentage points lower due to the lower translated value of the Company's foreign-currency-denominated sales, particularly the euro, Brazilian real and South African rand. However, the lower sales volume and negative translation effect were partially offset by an April price increase in the United States, price increases at foreign subsidiaries, and an increase in equipment sales. While consolidated tread volume was down, the Company's tread volume trend showed improvement in North America. However, there continues to be weakness in the European and Latin American markets. TDS net sales for 2001 were even with 2000. The Company's seasonal sales pattern, which is tied to trucking activity, was similar to previous years with the third and fourth quarters being the strongest.

Consolidated gross profit margin for 2001 increased by 0.3 percentage points from 2000. Gross profit margin for the Traditional Business increased by 1.3 percentage points from 2000, while the gross profit margin for TDS decreased 1.3 percentage points from 2000.

Earnings in 2001 include the effect of non-recurring charges of $3,400,000 pre-tax, $2,040,000 after-tax, or $.10 per diluted share. Refer to Note 2 of the consolidated financial statements for further details. Consolidated operating and other expenses in 2001 increased $28,271,000 or 11% from 2000, but increased $24,871,000 or 10% excluding the non-recurring charges in 2001. Traditional Business operating and other expenses in 2001 increased $25,700,000 or 17% from 2000. The increase in operating and other expenses primarily resulted from increased expenses in connection with the previously disclosed Michelin litigation along with the non-recurring charges in 2001. Expenses for the Michelin litigation in 2001 were $18,300,000 on a pre-tax basis. Net earnings in 2001 decreased $16,501,000 or 27% from 2000 primarily due to lower sales volume, increased operating expenses due to the non-recurring charges and Michelin litigation, partially offset by a lower effective tax rate due to audit settlements and an evaluation of the adequacy of prior year accruals.

Diluted earnings per share for 2001 were $2.12, down from diluted earnings per share of $2.90 in 2000. Earnings in 2001 benefited by approximately $4,100,000, or $.20 per diluted share, from a lower effective tax rate, resulting from beneficial audit settlements and favorable adjustments from an evaluation of the adequacy of prior year accruals. Earnings in 2001 include the effect of non-recurring charges of $3,400,000 pre-tax, $2,040,000, net of tax benefits, or $.10 per diluted share. The net non-recurring charges were related to the closure of a North American tread rubber manufacturing facility and a provision for post-retirement health care costs, offset by a benefit for the reduction of other accrued expenses due to the resolution of a tax audit settlement and prior year tax accrual changes. Refer to Note 2 of the consolidated financial statements for discussion of the non-recurring charges.

Traditional Business

The Company's Traditional Business operations located in the United States and Canada, together with TMS and QDS, are integrated and managed as one unit, which is referred to internally as **North America**. Excluding sales to TDS, net sales in North America were $9,701,000 or 3% above 2000 net sales. Net sales were unfavorably impacted by a 3% decline in retread material unit volume, which was offset by an April price increase in the United States and Canada and an increase in equipment sales. An increase in average raw material costs in the United States and Canada was offset by April price increases, resulting in a 2.1 percentage point increase in North America's gross profit margin from 2000. Exclusive of the $3,400,000 of non-recurring charges recorded in 2001, North American operating expenses in 2001 decreased $4,400,000 or 5% from 2000. Higher sales and gross profit margin resulted in an increase of $1,941,000 or 2% in earnings before income taxes for 2001.

The Company's operations located in Europe principally service markets in European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as **Europe**. Net sales in Europe declined $14,035,000 or 16% from 2000 on a 14% retread material unit volume decrease. The spread between the net sales decrease and the retread material unit volume decrease is due to the lower translated value of the euro. Gross profit margin decreased 2.7 percentage points from 2000 primarily due to higher raw material costs. Operating expenses decreased $947,000 or 4% from 2000 due to the lower translated value of the euro, lower marketing program costs and lower personnel-related costs. Primarily as a result of lower sales and gross profit margin, earnings before income taxes decreased $9,005,000 or 79% from 2000.

The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, New Zealand, Indonesia and Malaysia and a licensee in Australia, are combined under one management group referred to internally as **International**. International net sales decreased $20,094,000 or 17% from 2000, as a result of a 10% decrease in retread material unit volume. The spread between the net sales decrease and the retread material unit volume decrease is primarily due to the lower translated value of the Brazilian real and South African rand, partially offset by price increases. The gross profit margin remained even with 2000. Operating expenses decreased $2,739,000 or 10% from 2000 primarily due to the lower translated value of the Brazilian real along with cost control measures. Primarily as a result of the reduction in sales, earnings before income taxes were $5,641,000 or 32% below 2000.

Tire Distribution Systems, Inc.

TDS net sales remained even with 2000; however, the gross profit margin decreased by 1.3 percentage points from 2000. Price increases were unable to fully offset higher product costs, and lower volume reduced manufacturing absorption and dealer rebates, resulting in a 1.3 percentage point decrease in gross profit margin from 2000. The gross profit margin was also impacted by the lower ratio of retreads to new tires sold during the year. Retreads typically experience higher gross profit margins relative to new tires. Operating expenses of $92,017,000, as a percent of net sales, were 2.8 percentage points higher than 2000. Primarily as a result of the lower gross profit margin and increased operating expenses, TDS recorded a loss before interest and taxes of $11,099,000 compared to a loss before interest and taxes of $2,472,000 in 2000.

Impact of Inflation and Changing Prices

It has generally been the Company's practice to adjust its selling prices and sales allowances to reflect changes in production and raw material costs in order to maintain its gross profit margin. During the year, the Company adjusted selling prices in some foreign locations to soften the impact of higher raw material costs caused by the increase in oil prices. The Company adjusted selling prices in the United States and Canada effective January 1, 2003. The Company may continue to adjust prices if raw material costs rise further. The ability of the Company to raise prices does not eliminate its exposure to pricing risks on its fleet contract business due to the terms of the agreements.

Replacement of fixed assets requires a greater investment than the original asset cost due to the impact of general price level increases over the useful lives of plant and equipment. This increased capital investment would result in higher depreciation charges affecting both inventories and cost of products sold.

Capital Resources and Liquidity
At the end of 2002, current assets exceeded current liabilities by $268,221,000. Cash and cash equivalents totaled $129,412,000 at December 31, 2002, decreasing by $16,213,000 during the year. The Company invests excess funds over various terms, but only instruments with an original maturity date of over 90 days are classified as investments. These investments increased by $4,867,000 from 2001.

The only changes in working capital requirements are for normal business growth. The Company funds its capital expenditures from the cash flow it generates from operations. During 2002, the Company spent $17,938,000 for capital expenditures. The Company believes that spending in the current year is representative of future capital spending needs.

As of December 31, 2002, the Company had available uncommitted and committed lines of credit totaling $64,000,000 in the United States for working capital purposes. Also, the Company's foreign subsidiaries had approximately $24,786,000 in credit and overdraft facilities available to them. From time to time during 2002, the Company borrowed funds to supplement operational cash flow needs or to settle intercompany transactions. The Company's long-term liabilities totaled $45,373,000 at December 31, 2002, which is approximately 10% of the combined total of long-term liabilities and shareholders' equity; this is a decrease of $4,986,000 from December 31, 2001.

During the year, the Company paid $67,979,000 on short-term notes payable and long-term obligations compared to $7,396,000 in 2001.

Cash dividends totaled $25,550,000 in 2002 compared to $25,157,000 in 2001.

On June 19, 2002, the Company purchased 1,114,746 shares of Bandag Class B Common Stock and 418,371 shares of Bandag Class A Common Stock from Lucille A. Carver, widow of the Company's founder. The shares were purchased at a per share price of $27.04 and $24.00 for the Class B Common Stock and Class A Common Stock, respectively, which was equal to the composite closing prices of Bandag's Common Stock (in the case of the Class B Common Stock) and Class A Common Stock on the New York Stock Exchange at the close of business on June 18, 2002, less a discount of 3.5% per share in the case of the Class B Common Stock and 4.0% per share for the Class A Common Stock. The cost of the purchase totaled approximately $40,184,000. During the year, the Company purchased an additional 4,650 shares of its outstanding Common Stock and Class A Common Stock for $150,000 at prevailing market prices. The Company generally funds its dividends and stock repurchases from the cash flow generated from its operations.

Contractual Obligations and Commercial Commitments
Following is a summary of the Company's commitments as of December 31, 2002 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	2003	2004-2005	2006-2007	After 2007
Long-term debt	$28,571	$5,714	$11,428	$11,429	$ -
Operating leases	60,024	10,831	16,476	9,780	22,937
Purchase commitments	1,120	896	224	-	-
Other liabilities	24,508	1,992	4,148	7,053	11,315
Total contractual obligations	$114,223	$19,433	$32,276	$28,262	$34,252

	Total Amounts	Amount of Commitments Expiration Per Period			
Other Commercial Commitments	Committed	2003	2004-2005	2006-2007	After 2007
Standby Letters of Credit	$18,262	$18,262	$ -	$ -	$ -

Other liabilities consist primarily of a postretirement medical liability and notes financed for dealers. Standby letters of credit are provided to the Company's insurance administrators to cover costs associated with self insurance liabilities.

Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management

The Company is exposed to market risk from changes in interest rates, foreign exchange rates, and commodity prices. To mitigate such risks, the Company enters into various derivative transactions. All derivative transactions are authorized and executed pursuant to clearly defined Company policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques and selective derivative instruments are applied to manage and monitor such market exposures.

Foreign Currency Exposure

Foreign currency exposures arising from cash flow transactions include firm commitments and anticipatory transactions. Translation exposure is also part of the overall foreign exchange risk. The Company's exposure to foreign currency risks exists primarily with the Brazilian real, Canadian dollar, Mexican peso, Japanese yen and European Union euro. The Company regularly enters into foreign currency contracts primarily using foreign exchange forward contracts and options to manage the foreign currency risks associated with most of its firm commitment exposures. The Company also employs foreign exchange forward contracts as well as option contracts to manage the foreign currency risks associated with approximately 40% - 60% of its anticipated future cash flow transactions within the coming twelve months. The notional amount of these contracts at December 31, 2002 and 2001 were $6,599,000 and $14,250,000, respectively. The Company also limits its exposure to foreign currency fluctuations by entering into offsetting asset or liability positions and by establishing and monitoring limits on unmatched positions. The Company's pre-tax earnings from foreign subsidiaries and affiliates translated into U.S. dollars using a weighted-average exchange rate was $10,702,000 and $10,346,000 for the years ending December 31, 2002 and 2001, respectively. On that basis, the potential loss in the value of the Company's pre-tax earnings from foreign subsidiaries resulting from a hypothetical 10% adverse change in foreign currency exchange rates would have been $959,000 in 2002 and $920,000 in 2001.

Interest Rate Exposure

In order to mitigate the impact of fluctuations in the general level of interest rates, the Company generally maintains a large portion of its debt as fixed rate in nature by borrowing on a long-term basis. At December 31, 2002 and 2001, the Company had outstanding debt of $28,571,000 and $94,286,000, respectively. At December 31, 2002 and 2001, the fair value of the Company's debt was $30,383,000 and $96,256,000, respectively. In addition, at December 31, 2002 and 2001, the fair value of securities held for investment was $62,742,000 and $113,596,000, respectively. The fair value of the Company's total long-term debt and its securities held for investment would not be materially affected by a hypothetical 10% adverse change in interest rates. Therefore, the effects of interest rate changes on the fair value of the Company's financial instruments are limited. Securities held for investment primarily consist of obligations of states and political subdivisions, of a short-term nature.

Commodities Exposure

Due to the nature of its business, the Company procures almost all of its synthetic rubber, which is the predominant raw material used in manufacturing tire tread, at quarterly fixed rates using contracts with the Company's main suppliers. Generally, the Company adjusts its selling prices and sales allowances to reflect significant changes in commodity costs. During the year, the Company adjusted selling prices in some foreign subsidiaries to soften the impact of higher oil prices on commodity costs. Therefore, the Company's exposure is limited to the extent selling price adjustments fail to offset increases in commodity costs. The ability of the Company to raise prices does not eliminate its exposure to pricing risks on its fleet contract business due to the terms of the agreements.

Critical Accounting Policies

Bandag's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of the accounting policies that currently affect its financial condition and results of operations. The Company's senior management has discussed the development and

selection of critical accounting estimates and related management's discussion and analysis disclosures with the audit committee of the board of directors.

Accounts Receivable
Bandag's global credit policies are corporately determined and managed through business unit credit and financial management departments to insure compliance with local laws and to effect proper credit and collections at the country level.

A significant percentage of the Company's global accounts receivable are obligations of franchisees. The majority of these accounts receivable are extended within North America. However, Bandag competes in the global marketplace and credit is extended outside of the United States. Bandag continuously monitors political, social and economic risks to insure sound credit decisions are made within these foreign markets.

Bandag also extends credit in North America to customers in the trucking and transportation industry. Credit is extended to large national and regional customers on a contractual basis through Bandag. Smaller regional and local trucking customers are provided credit through TDS. The total amount of credit extended to trucking and transportation customers is approximately one-third of Bandag's total global accounts receivable.

Management evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected. General reserves for bad debts are maintained based upon the length of time the receivables are past due and upon historical write-off experience by geographic location.

Deferred Taxes
At December 31, 2002, the Company had net deferred tax assets of $41,237,000. This balance consists of approximately $49,043,000 of net deferred tax assets primarily related to the timing of income and deductions for tax versus books, and $6,306,000 of net deferred tax liabilities primarily related to the unremitted earnings of foreign subsidiaries and a valuation allowance on certain deferred tax assets of $1,500,000. Deferred taxes on the unremitted earnings of foreign subsidiaries is provided under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax assets from a foreign jurisdiction are reviewed annually to determine the probability of realizing the asset based on a facts and circumstances approach. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note 11 of the consolidated financial statements for further details.

Marketing Programs
The Company currently maintains two major marketing programs: Distribution Management Request (DMR) Program and PowerPlus. Both programs are designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance in the form of DMR promissory notes from the dealer to Bandag. The proceeds from the promissory notes can only be used by the dealer toward the acquisition of equipment (including equipment sold by the Company), service vehicles, facility expansions and other items aligned with Company goals. The notes, with interest, have a term of up to five years. However, if the dealer purchases a specified amount of tread rubber each year during the term of the agreement, then the Company forgives either part or all of the principal and interest. The Company records a reduction in sales for the costs of the program as financial assistance is provided. The balance of the DMR reserve at December 31, 2002, 2001 and 2000 was $18,927,000, $14,716,000 and $20,816,000, respectively. In 2002, 2001 and 2000, DMR costs of $8,628,000, $5,376,000 and $15,164,000, respectively, were recorded as a reduction of sales.

The PowerPlus program allows a dealer to earn PowerPlus credits to fund certain of its equipment or other purchases. The Company establishes the qualifying purchases and the dollar amount for each pound of qualified

tread rubber purchases and records dealer credits at the time of sale as a reduction of gross sales. Bandag may change or eliminate the per pound credit, or modify or discontinue the PowerPlus program, at any time in its sole discretion. This fund can accumulate until the dealer has earned all or part of the payment for new Bandag equipment or other approved purchases. In 2002, 2001, and 2000, the Company recorded $30,440,000, $30,998,000, and $35,385,000, respectively, as a reduction of sales for the PowerPlus program.

Outsourcing Agreement

In connection with a tire management outsourcing agreement entered into by TMS, the Company is providing tire management services to a customer. The substance of the outsourcing agreement, as more fully described below, is that the Company will provide complete maintenance of the customer's tire and wheel assets over the term of the agreement and provide a full range of services to maintain the assets. These services include replacing and repairing tires and wheels, as well as other tire related services. The Company entered into this agreement because fleets were experiencing narrowing margins and expanding needs, including the need for suppliers (such as the Company) to provide services, such as outsourcing services, as well as products. The Company recognizes revenue for these outsourcing services on a per mile basis based on the number of tire miles traveled by the customer's truck fleet in the month of usage.

Over the term of the agreement, the Company estimates that approximately 75% of the revenue will be realized through cash payments and the balance will be realized by recording an incrementally increasing ownership percentage in the customer's tire assets. The Company agreed to accept the non-cash consideration as partial payment for its services as a result of the negotiating process between the Company and the customer, its longstanding relationship with the customer and the anticipated return on the contract, including the non-cash consideration received. The tire and wheel assets are classified as other assets. In 2002, 2001, and 2000, these non-current assets amounted to $26,803,000, $22,855,000 and $16,895,000, respectively. The Company does not record depreciation on the tire and wheel assets; rather, the Company incurs direct expenses related to the efforts of maintaining the tires at the mutually agreed upon specifications. These amounts are expensed as incurred and approximate the amount that would otherwise be recorded as depreciation expense.

Quarterly, the Company evaluates the carrying value of the tire and wheel assets for impairment and adjusts the carrying value as required. Upon termination of the agreement, the tire and wheel assets will either be repurchased by the customer or a third party at a contractually agreed upon price, which the Company believes will approximate their carrying value, or will remain the property of the Company. There could be a material difference between the carrying value and the realizable value should the tire and wheel assets not be repurchased by the customer, or a third party. However, the Company has determined the probability that the customer, or a third party, will not repurchase the tire and wheel assets to be highly unlikely based upon the facts and conditions surrounding the contract with this customer.

National Account Business

The Company enters into contracts to supply retreaded tires and other tire-related services through its network of franchised dealers to large national and regional customers in the North American trucking and transportation industry. These agreements are commonly referred to as National Accounts both within the Company and throughout the tire industry. Bandag actively pursues National Account business through its fleet sales force in North America. The National Account fleet business accounted for 29%, 28%, and 26%, of tread rubber pounds sold in North America for 2002, 2001, and 2000, respectively. The continued consolidation in the trucking and transportation industry and increasing competition from other retread suppliers has continued to place pressure on the price of finished retread tires. These pressures on the National Account business have precipitated the need for the Company to provide various forms of financial assistance to its dealers to continue the supply of retreaded tires and services on these accounts. The Company internally refers to the financial assistance provided to its dealers related to National Account fleet business as fleet subsidy. In 2002, 2001, and 2000, fleet subsidy of $21,315,000, $18,969,000, and $16,528,000, respectively, were recorded as a reduction of sales.

Pension Plans

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an

actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States. The Company has not made any contributions to any of the United States pension plans since plan year 1997 because the fully funded status of the plans would preclude a tax deduction. SFAS No. 87 and the policies used by the Company generally reduce the volatility of pension income or expense arising from changes in the pension liability discount rates and the performance of the pension plan's assets.

An important element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on assets. Historically the Company has assumed that the long-term rate of return on plan assets would be 8.0%. Based on recent realized negative returns and lower projected future equity returns the Company reduced the long-term rate of return assumption to 7.0% as of December 31, 2002. The Company has historically had returns in excess of 7.0%; however the Company has experienced losses in the last three years. Nonetheless, the Company believes the assumption of future returns is reasonable.

Each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments. The discount rate for December 31, 2002 was 6.5%.

For the years ended December 31, 2002 and 2001, the Company recognized consolidated pre-tax pension income of $782,000 and $4,102,000, respectively. Because of the reduction in the long-term rate of return as of December 31, 2002, the Company estimates pension expense will be approximately $4,500,000 for 2003. Refer to Note 15 of the consolidated financial statements for further details.

New Accounting Standards

The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus on Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products" for periods beginning January 1, 2002. This consensus requires that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services, and therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. In accordance with EITF 01-09, the Company recorded $15,536,000 and $22,121,000 as a reduction of net sales, $9,145,000 and $9,961,000 as an increase to cost of products sold and $24,681,000 and $32,082,000 as a reduction of engineering, selling administrative and other expenses for the years ended December 31, 2001 and 2000, respectively.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date that a commitment to an exit or disposal plan is made. Examples of costs covered by the statement include lease termination expenses and certain employee severance costs that are associated with a restructuring, discontinuing an operation, a plant closing, or other exit or disposal activities. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company will apply the new standard to any exit or disposal activities beginning after the effective date of the standard.

In November 2002, the FASB issued Interpretation Number (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, and requires guarantors to make significant new disclosures, even if the likelihood of making payments under the guarantees is remote. The initial recognition and measurement provisions of FIN No. 45 are to be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The Company will apply the new standard to any guarantees issued or modified after the effective date of the standard.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the discussion under the caption "Quantitative and Qualitative Disclosures About Market Risk" in Item 7 of this Form 10-K, "Management's Discussion and Analysis of Operations and Financial Condition," which is incorporated herein by reference.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

	Page
Report of Independent Auditors	22
Consolidated Balance Sheets as of December 31, 2002, 2001 and 2000	23
Consolidated Statements of Earnings for the years ended December 31, 2002, 2001 and 2000	25
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	26
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000	27
Notes to Consolidated Financial Statements	29

Report of Independent Auditors

Shareholders and Board of Directors
Bandag, Incorporated

We have audited the accompanying consolidated balance sheets of Bandag, Incorporated and subsidiaries as of December 31, 2002, 2001, and 2000, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bandag, Incorporated and subsidiaries at December 31, 2002, 2001, and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 and Note 8, respectively, to the financial statements, effective January 1, 2002, the Company changed its method of accounting for stock based compensation to conform with FASB Statement No. 148 and its method of accounting for goodwill and other intangible assets to conform with FASB Statement No 142.

/s/ Ernst & Young LLP
Chicago, Illinois

January 24, 2003, except as to Note 19 as to which the date is March 19, 2003.

Bandag, Incorporated
Consolidated Balance Sheets

In thousands	December 31 2002	2001	2000
Assets			
Current Assets			
Cash and cash equivalents	$129,412	$145,625	$86,008
Investments – Note 6	14,261	9,394	7,377
Accounts receivable, less allowance (2002 - $13,644; 2001 - $15,206; 2000 - $15,810)	154,484	174,298	183,552
Inventories:			
Finished products	56,782	74,667	84,156
Material and work in process	12,935	15,128	17,484
	69,717	89,795	101,640
Deferred income tax assets – Note 11	38,338	34,325	44,972
Prepaid expenses and other current assets	9,870	6,327	10,079
Total Current Assets	416,082	459,764	433,628
Property, Plant and Equipment, on the basis of cost:			
Land	10,947	11,751	12,260
Buildings and improvements	117,655	119,446	118,869
Machinery and equipment	357,478	363,566	363,983
Construction and equipment installation in progress	2,807	6,846	7,695
	488,887	501,609	502,807
Less allowances for depreciation and amortization	(354,214)	(343,601)	(325,651)
	134,673	158,008	177,156
Goodwill, less accumulated amortization (2001 - $37,298; 2000 - $28,393)	-	50,964	60,893
Intangible assets, less accumulated amortization (2002 - $7,906; 2001 - $6,781; 2000 - $5,670)	3,891	315	1,426
Deferred income tax asset – Note 11	2,899	-	-
Other assets	60,282	59,361	47,895
Total Assets	$617,827	$728,412	$720,998

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Balance Sheets (continued)

In thousands	December 31 **2002**	2001	2000
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable	**$26,813**	$22,153	18,294
Accrued employee compensation and benefits	**31,834**	25,311	26,555
Accrued marketing expenses	**29,045**	26,396	29,630
Other accrued expenses	**26,451**	23,777	30,457
Dividends payable	**6,129**	6,502	6,272
Income taxes payable	**19,883**	14,947	13,037
Short-term notes payable and current portion of other obligations	**7,706**	67,391	8,592
Total Current Liabilities	**147,861**	186,477	132,837
Long-term debt and other obligations – Note 7	**45,373**	50,359	111,510
Deferred income tax liabilities	**-**	2,580	2,494
Shareholders' Equity – Note 14			
Common Stock; $1.00 par value; authorized 21,500,000 shares; issued and outstanding – 9,078,798 shares in 2002; 9,079,093 shares in 2001; 9,057,561 shares in 2000	**9,079**	9,079	9,058
Class A Common Stock; $1.00 par value; authorized 50,000,000 shares; issued and outstanding – 9,150,967 shares in 2002; 9,525,514 shares in 2001; 9,465,445 shares in 2000	**9,151**	9,525	9,465
Class B Common Stock; $1.00 par value; authorized 8,000,000 shares; issued and outstanding – 921,985 shares in 2002; 2,037,370 shares in 2001; 2,038,745 shares in 2000	**922**	2,037	2,039
Additional paid-in capital	**13,034**	11,399	8,256
Retained earnings	**442,251**	502,517	484,987
Foreign currency translation adjustment	**(49,844)**	(45,561)	(39,648)
Total Shareholders' Equity	**424,593**	488,996	474,157
Total Liabilities and Shareholders' Equity	**$617,827**	$728,412	$720,998

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Earnings

In thousands, except per share data	Year Ended December 31 2002	2001	2000
Income			
Net sales	$900,503	$949,332	$973,938
Other income	11,450	17,341	17,367
	911,953	966,673	991,305
Cost and Expenses			
Cost of products sold	563,689	612,639	631,316
Engineering, selling, administrative and other expenses	269,889	276,753	251,882
Non-recurring charges – Note 2	-	3,400	-
Interest expense	6,857	7,376	8,732
	840,435	900,168	891,930
Earnings Before Income Taxes and Cumulative Effect of Accounting Change	71,518	66,505	99,375
Income taxes – Note 11	21,465	22,673	39,042
Earnings Before Cumulative Effect of Accounting Change	50,053	43,832	60,333
Cumulative effect of accounting change (net of income tax benefit of $3,704)	(47,260)	-	-
Net Earnings	$ 2,793	$ 43,832	$ 60,333
Net Earnings Per Share – Note 12			
Basic earnings per share			
Earnings before cumulative effect of accounting change	$ 2.53	$ 2.13	$ 2.92
Cumulative effect of accounting change	(2.39)	-	-
Net Earnings	$ 0.14	$ 2.13	$ 2.92
Diluted earnings per share			
Earnings before cumulative effect of accounting change	$ 2.52	$ 2.12	$ 2.90
Cumulative effect of accounting change	(2.38)	-	-
Net Earnings	$ 0.14	$ 2.12	$ 2.90

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Cash Flows

In thousands	Year Ended December 31 2002	2001	2000
Operating Activities			
Net earnings	$ 2,793	$ 43,832	$60,333
Adjustments to reconcile net earnings to net cash provided by operating activities			
Cumulative effect of accounting change	50,964	-	-
Provision for depreciation	31,208	36,139	40,473
Provision for amortization	1,125	10,016	9,992
Change in deferred income taxes	(9,239)	11,303	869
Stock compensation expense, net of forfeitures	1,051	(72)	415
Other	5,234	(3,848)	(8,688)
Change in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
Accounts receivable	20,049	13,953	20,132
Inventories	15,797	10,360	8,182
Prepaid expenses and other accrued expenses	(4,136)	2,524	(12)
Other assets	(3,964)	(5,960)	(10,374)
Accounts payable and other accrued expenses	15,966	(4,693)	(15,915)
Income taxes payable	4,499	2,943	(6,132)
Net Cash Provided by Operating Activities	131,347	116,497	99,275
Investing Activities			
Additions to property, plant and equipment	(17,938)	(25,270)	(26,267)
Proceeds from dispositions of property, plant and equipment	3,137	4,221	3,481
Purchases of investments	(12,263)	(11,416)	(10,795)
Maturities of investments	8,696	9,149	11,829
Payments for acquisitions of businesses	(1,951)	-	(5,929)
Proceeds from divestitures of businesses	6,604	-	-
Net Cash Used in Investing Activities	(13,715)	(23,316)	(27,681)
Financing Activities			
Principal payments on short-term notes payable and long-term obligations	(67,979)	(7,396)	(991)
Cash dividends	(25,550)	(25,157)	(24,494)
Purchases of Common Stock, Class A Common Stock and Class B Common Stock	(40,334)	(971)	(7,327)
Net Cash Used in Financing Activities	(133,863)	(33,524)	(32,812)
Effect of exchange rate changes on cash and cash equivalents	18	(40)	(3,407)
Increase (Decrease) in Cash and Cash Equivalents	(16,213)	59,617	35,375
Cash and cash equivalents at beginning of year	145,625	86,008	50,633
Cash and Cash Equivalents at End of Year	$129,412	$145,625	$86,008

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Changes in Shareholders' Equity

In thousands, except share data	Common Stock Issued and Outstanding		Class A Common Stock Issued and Outstanding		Class B Common Stock Issued and Outstanding		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 1, 2000	9,088,403	$9,088	9,637,187	$9,637	2,045,251	$2,045	$7,476	$456,247	$(30,418)	
Net earnings for the year								60,333		$60,333
Other comprehensive income, net of tax – Adjustment from foreign currency translation									(9,230)	(9,230)
Comprehensive income for the year										$51,103
Cash dividends - $1.19 per share								(24,638)		
Conversion of Class B Common Stock to Common Stock – Note 14	6,506	6			(6,506)	(6)				
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 14	(1,535)	(1)	(1,535)	(2)			(97)			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 15	2,582	3	2,582	3			112			
Purchases of Common Stock and Class A Common Stock	(58,395)	(58)	(192,789)	(193)			(120)	(6,955)		
Stock options exercised under Non-qualified Stock Option Plan – Note 14	20,000	20	20,000	20			885			
Balance at December 31, 2000	9,057,561	$9,058	9,465,445	$9,465	2,038,745	$2,039	$8,256	$484,987	$(39,648)	
Net earnings for the year								43,832		$43,832
Other comprehensive income, net of tax – Adjustment from foreign currency translation									(5,913)	(5,913)
Comprehensive income for the year										$37,919
Cash dividends - $1.23 per share								(25,387)		
Conversion of Class B Common Stock to Common Stock – Note 14	1,375	1			(1,375)	(2)				
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 14	(1,720)	(2)	(1,720)	(2)			(106)			
Class A Common Stock issued under Stock Award Plan – Note 14			32,186	32			752			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 15	20,704	21	25,383	25			1,540			
Purchases of Common Stock and Class A Common Stock	(18,827)	(19)	(20,225)	(20)			(17)	(915)		
Stock options exercised under Stock Award Plan – Note 14			4,445	5			89			
Stock options exercised under Non-qualified Stock Option Plan – Note 14	20,000	20	20,000	20			885			
Balance at December 31, 2001	9,079,093	$9,079	9,525,514	$9,525	2,037,370	$2,037	$11,399	$502,517	$(45,561)	

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Changes in Shareholders' Equity (continued)

In thousands, except share data	Common Stock Issued and Outstanding		Class A Common Stock Issued and Outstanding		Class B Common Stock Issued and Outstanding		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2001	9,079,093	$9,079	9,525,514	$9,525	2,037,370	$2,037	$11,399	$502,517	$(45,561)	
Net earnings for the year								2,793		$2,793
Other comprehensive income, net of tax – Adjustment from foreign currency translation									(4,283)	(4,283)
Comprehensive income (loss) for the year										$(1,490)
Cash dividends - $1.265 per share								(25,177)		
Conversion of Class B Common Stock to Common Stock – Note 14	639				(639)					
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 14	(1,265)	(1)	(1,265)	(1)			(82)			
Class A Common Stock issued under Stock Award Plan – Note 14			1,782	2			12			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 15	2,454	2	2,454	2			156			
Purchases of Common Stock and Class A Common Stock & Class B Common Stock	(2,123)	(1)	(420,898)	(420)	(1,114,746)	(1,115)	(916)	(37,882)		
Stock options exercised under Stock Award Plan – Note 14			43,380	43			894			
Stock option expense							1,571			
Balance at December 31, 2002	9,078,798	$9,079	9,150,967	$9,151	921,985	$ 922	$13,034	$442,251	$(49,844)	

See notes to consolidated financial statements.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial statements include the accounts and transactions of all subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair value.

Accounts Receivable and Concentrations of Credit Risk:
Concentrations of credit risk with respect to accounts receivable are limited due to the number of customers the Company has and their geographic dispersion. The Company maintains close working relationships with these customers and performs ongoing credit evaluations of their financial condition. No one customer is large enough to pose a significant financial risk to the Company. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

Accounts Receivable and Allowance for Doubtful Accounts
The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and based on a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms.

Deferred Taxes:
At December 31, 2002, the Company had net deferred tax assets of $41,237,000. This balance consists of approximately $49,043,000 of net deferred tax assets primarily related to the timing of income and deductions for tax versus books, and $6,306,000 of net deferred tax liabilities related to the unremitted earnings of foreign subsidiaries and a valuation allowance on certain deferred tax assets of $1,500,000. Deferred taxes on the unremitted earnings of foreign subsidiaries is provided under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax assets from a foreign jurisdiction are reviewed annually to determine the probability of realizing the asset based on a facts and circumstances approach. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note 11 for further details.

Inventories:
Inventories are valued at the lower of cost or market. Approximately 45%, 45%, and 42%, of year-end inventory amounts at December 31, 2002, 2001, and 2000, respectively, were determined by the last in, first out (LIFO) method. The remainder of year-end inventory amounts are determined by the first in, first out method.

The excess of current cost over the amount stated for inventories valued by the LIFO method amounted to approximately $17,634,000, $20,328,000, and $22,883,000 at December 31, 2002, 2001, and 2000, respectively.

During 2002, inventory quantities were reduced which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold approximately $3,800,000 and to increase net earnings $2,700,000.

Property, Plant, and Equipment:
Provisions for depreciation of plant and equipment is computed using straight-line and declining-balance methods, over the following estimated useful lives:

Buildings	5 to 50 years
Building Improvements	3 to 40 years
Machinery and Equipment	3 to 15 years

Depreciation expense approximated $31,208,000, $36,139,000, and $40,473,000 in 2002, 2001, and 2000, respectively.

Intangible Assets:
Intangible assets, which principally represent software and non-compete agreements, are amortized using the straight-line method over 3 to 5 years. Intangible amortization expense approximated $1,125,000, $1,111,000, and $1,284,000 in 2002, 2001, and 2000, respectively. Amortization expense is estimated to be $950,000 for the years 2003-2006 and $100,000 for 2007.

Outsourcing Agreement:
In connection with a tire management outsourcing agreement entered into by Tire Management Solutions, Inc. (TMS), the Company is providing tire management services to a customer. The substance of the outsourcing agreement, as more fully described below, is that the Company will provide complete maintenance of the customer's tire and wheel assets over the term of the agreement and provide a full range of services to maintain the assets. These services include replacing and repairing tires and wheels, as well as other tire related services. The Company entered into this agreement because fleets were experiencing narrowing margins and expanding needs, including the need for suppliers (such as the Company) to provide services, such as outsourcing services, as well as products. The Company recognizes revenue for these outsourcing services on a per mile basis based on the number of tire miles traveled by the customer's truck fleet in the month of usage.

Over the term of the agreement, the Company estimates that approximately 75% of the revenue will be realized through cash payments and the balance will be realized by recording an incrementally increasing ownership percentage in the customer's tire assets. The Company agreed to accept the non-cash consideration as partial payment for its services as a result of the negotiating process between the Company and the customer, its longstanding relationship with the customer and the anticipated return on the contract, including the non-cash consideration received. The tire and wheel assets are classified as other assets. In 2002, 2001, and 2000, these non-current assets amounted to $26,803,000, $22,855,000 and $16,895,000, respectively. The Company does not record depreciation on the tire and wheel assets; rather, the Company incurs direct expenses related to the efforts of maintaining the tires at the mutually agreed upon specifications. These amounts are expensed as incurred and approximate the amount that would otherwise be recorded as depreciation expense.

Quarterly, the Company evaluates the carrying value of the tire and wheel assets for impairment and adjusts the carrying value as required. Upon termination of the agreement, the tire and wheel assets will either be repurchased by the customer or a third party at a contractually agreed upon price, which the Company believes will approximate their carrying value, or will remain the property of the Company. There could be a material difference between the carrying value and the realizable value should the tire and wheel assets not be repurchased by the customer, or a third party. However, the Company has determined the probability that the customer, or a third party, will not repurchase the tire and wheel assets to be highly unlikely based upon the facts and conditions surrounding the contract with this customer.

Foreign Currency Translation:
Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate and items of income and expense are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the foreign subsidiary and translation adjustments in

countries with highly inflationary economies or in which operations are directly and integrally linked to the Company's United States operations are included in income.

Long-Lived Assets:
In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," when indicators of impairment are present, the Company evaluates the carrying value of property, plant, and equipment and intangibles, including goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying businesses. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Research and Development:
Expenditures for research and development, which are expensed as incurred, approximated $8,109,000, $10,225,000, and $9,442,000 in 2002, 2001, and 2000, respectively.

Advertising:
The Company expenses all advertising costs in the year incurred. Advertising expense was $5,723,000, $7,137,000, and $7,322,000 in 2002, 2001, and 2000, respectively.

Revenue Recognition:
Sales of tread rubber, equipment, new tires and retread tires and other tire related products are recorded when title and all risk of ownership are transferred to the dealer or customer. Service revenue is recognized upon completion of the service. Revenue related to the Company's tire management outsourcing services is recognized on a per mile basis based on the number of tire miles traveled by the customers' truck fleets in the month of usage. Revenue related to the sale of computer hardware or software is recognized when it has been installed for the customer.

Marketing Programs:
The Company currently maintains two major marketing programs: Distribution Management Request (DMR) Program and PowerPlus. Both programs are designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance in the form of DMR promissory notes from the dealer to Bandag. The proceeds from the promissory notes can only be used by the dealer toward the acquisition of equipment (including equipment sold by the Company), service vehicles, facility expansions and other items aligned with Company goals. The notes, with interest, have a term of up to five years. However, if the dealer purchases a specified amount of tread rubber each year during the term of the agreement, then the Company forgives either part or all of the principal and interest. The Company records a reduction in sales for the costs of the program as financial assistance is provided. The balance of the DMR reserve at December 31, 2002, 2001 and 2000 was $18,927,000, $14,716,000 and $20,816,000, respectively. In 2002, 2001 and 2000, DMR costs of $8,628,000, $5,376,000 and $15,164,000, respectively, were recorded as a reduction of sales.

The PowerPlus program allows a dealer to earn PowerPlus credits to fund certain of its equipment or other purchases. The Company establishes the qualifying purchases and the dollar amount for each pound of qualified tread rubber purchases and records dealer credits at the time of sale as a reduction of gross sales. Bandag may change or eliminate the per pound credit, or modify or discontinue the PowerPlus program, at any time in its sole discretion. This fund can accumulate until the dealer has earned all or part of the payment for new Bandag equipment or other approved purchases. In 2002, 2001, and 2000, the Company recorded $30,440,000, $30,998,000, and $35,385,000, respectively, as a reduction of sales for the PowerPlus program.

National Account Business:
The Company enters into contracts to supply retreaded tires and other tire-related services through its network of franchised dealers to large national and regional customers in the North American trucking and transportation

industry. Pressures on the National Account business have precipitated the need for the Company to provide various forms of financial assistance to its dealers to continue the supply of retreaded tires and services on these accounts. In 2002, 2001, and 2000, fleet subsidy expenses of $21,315,000, $18,969,000, and $16,528,000, respectively, were recorded as a reduction of sales.

Derivative Instruments and Hedging Activities:
The Company recognizes all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The Company primarily uses foreign currency forward exchange contracts and foreign currency option contracts to reduce its exposure to foreign currency risk from its forecasted revenue denominated in foreign currencies. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency revenue is offset by gains in the value of the forward contract. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The Company does not actively trade such instruments, nor does it enter into such agreements for speculative purposes.

The fair value of the derivative instruments, a liability of $347,000 and an asset of $185,000 at December 31, 2002 and 2001, respectively, is classified with other current assets on the balance sheet and, because the Company has not designated these instruments as accounting hedges, changes in the fair values of these instruments are reflected in current income.

At December 31, 2000, the Company had foreign currency forward exchange contracts and foreign currency option contracts with contract values of approximately $3,055,000, which became due at various amounts and various dates during 2001. The fair value of the contracts, in the aggregate, was insignificant at December 31, 2000.

Accounting for Stock-Based Compensation:
In 1999, the Company's Board of Directors adopted the Bandag, Incorporated Stock Award Plan, which is described more fully in Note 14. Prior to 2002, the Company accounted for the plan under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosures" (the Statement). Under the modified prospective method of adoption selected by the Company under the provisions of the Statement, compensation cost of $1,572,000 recognized in 2002 is the same as that which would have been recognized had the recognition provisions of the Statement been applied from its original effective date in 1994. Results for prior years have not been restated.

A summary of the status of the Company's option activity under the Bandag, Incorporated Stock Award Plan is presented below:

	Class A Common Shares	Weighted-Average Exercise Price
Outstanding, January 1, 2000	60,200	$33.88
Granted	481,600	21.09
Forfeited	(9,100)	21.09
Outstanding, December 31, 2000	532,700	$22.54
Granted	388,200	24.35
Exercised	(4,445)	21.09
Forfeited	(55,245)	25.44
Outstanding, December 31, 2001	861,210	$23.18
Granted	312,400	32.53
Exercised	(43,380)	21.80
Forfeited	(17,820)	25.64
Outstanding, December 31, 2002	1,112,410	$25.82

The following summarizes information about stock options outstanding under the Bandag, Incorporated Stock Award Plan at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Common Shares	Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Common Shares	Weighted-Average Exercise Price
$20.33 - $23.71	405,085	7.1 years	$21.09	162,175	$21.09
$23.71 - $27.10	354,125	8.2 years	$24.35	79,285	$24.35
$30.49 - $33.88	353,200	8.8 years	$32.71	40,260	$33.45
$20.33 - $33.88	1,112,410	8.0 years	$25.82	281,720	$23.77

The following table presents, on a pro forma basis, net earnings and net earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period:

In thousands, except per share data	2001	2000
Net earnings, as reported	$43,832	$60,333
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(791)	(460)
Pro forma net earnings	$43,041	$59,873
Net earnings per share – basic:		
As reported	$2.13	$2.92
Pro forma	$2.09	$2.89
Net earnings per share – diluted:		
As reported	$2.12	$2.90
Pro forma	$2.08	$2.88

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following weighted-average assumptions were made in estimating the fair value:

	2002	2001	2000
Dividend yield	**4.6%**	4.1%	3.9%
Expected volatility	**33.2%**	31.3%	26.7%
Risk-free interest rate	**5.1%**	5.3%	6.6%
Expected lives	**10 years**	10 years	10 years

The weighted-average fair value of options granted during 2002, 2001, and 2000 was $8.52, $6.74 and $5.95 per option, respectively.

New Accounting Standards:
The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus on Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products" for periods beginning January 1, 2002. This consensus requires that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services, and therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. In accordance with EITF 01-09, the Company recorded $15,536,000 and $22,121,000 as a reduction of net sales, $9,145,000 and $9,961,000 as an increase to cost of products sold and $24,681,000 and $32,082,000 as a reduction of engineering, selling administrative and other expenses for the years ended December 31, 2001 and 2000, respectively.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date that a commitment to an exit or disposal plan is made. Examples of costs covered by the statement include lease termination expenses and certain employee severance costs that are associated with a restructuring, discontinuing an operation, a plant closing, or other exit or disposal activities. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company will apply the new standard to any exit or disposal activities beginning after the effective date of the standard.

In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees to be recorded at fair value, and requires guarantors to make significant new disclosures, even if the likelihood of making payments under the guarantees is remote. The initial recognition and measurement provisions of FIN No. 45 are to be applied on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements issued after December 15, 2002. The Company will apply the new standard to any guarantees issued or modified after the effective date of the standard.

Reclassification:
Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 2. Non-Recurring Charges

During the fourth quarter 2001, the Company recorded net non-recurring charges totaling $3,400,000 ($2,040,000 net of tax benefits). The net non-recurring charges include $4,300,000 ($2,580,000 net of tax benefits) related to the closure of a North American tread rubber manufacturing facility and certain retirement benefits. Costs include $2,659,000 ($1,595,000 net of tax benefits) for termination benefits for the reduction of 46 employees, $1,521,000 ($913,000 net of tax benefits) for early retirement benefits of 19 employees, and other miscellaneous closure costs. The Company paid $1,321,000 and $1,542,000 in 2002 and 2001, respectively, related to the termination of employees. As of December 31, 2002, $1,442,000 of the charges related to the closure of the North American tread rubber manufacturing facility remained accrued. Substantially all of the remaining payments will be made by the end

of 2004. Also, included in the net non-recurring charge was $1,800,000 ($1,080,000 net of tax benefits) for post-retirement health care costs associated with 64 terminated employees that is included in the post-employment benefit liability at December 31, 2001. These two charges were offset by a benefit of $2,700,000 ($1,620,000 net of tax benefits) for the reduction of other accrued expenses due to the resolution of a tax audit settlement and prior year tax accrual changes.

Note 3. Restructuring Charges

In 2002, the Company recorded restructuring charges totaling $3,500,000 ($2,450,000 net of tax benefits) for termination benefits covering 39 employees. Of the total number of employees affected, benefit payments of approximately $650,000 have been made during the year for 10 employees. Further employee termination costs of $2,810,000 are accrued at December 31, 2002.

Note 4. Acquisitions

On February 14, 2002, the Company acquired the assets of Open Road Technologies, Inc., (Open Road) and the results of operations from that point forward are included in the consolidated results. Open Road is the supplier of RoadWare™ retread shop management software, which contributed sales of approximately $6,200,000 in 2002. The assets, which were primarily software, were acquired for $1,951,000, net of cash received. As part of the purchase agreement additional payments will be made each year for three years following the purchase. The total of such payments will range from $2,200,000 to $5,000,000 over the three year period.

During 2000, the Company acquired two tire dealerships that are a part of Tire Distribution Systems, Inc. (TDS), a wholly-owned subsidiary of the Company. The dealerships were acquired for a total of $3,000,000 in cash and short-term payables.

Also during 2000, the Company acquired the assets of Quality Design Systems, Inc. (QDS), which were primarily goodwill, for a total of $3,000,000 in cash. QDS is a tire and automotive care industry software developer best-known for its TireMaster® software package. QDS, based in Eagle, Idaho, operates as a wholly-owned subsidiary of the Company and serves its customers in the retail tire and automotive care industries.

The acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase price for each acquisition was allocated to the respective assets and liabilities based on their estimated fair values as of the date of acquisition. The accounts and transactions of the acquired businesses have been included in the consolidated financial statements from the respective effective dates of the acquisitions.

Pro forma results of operations, assuming the purchase transactions occurred as of the beginning of the prior year, would not differ materially from reported amounts.

Note 5. Divestitures

During 2002, the Company's TDS segment sold six retread plants and eleven retail and commercial outlets with a net carrying value of $7,528,000 for cash of $6,608,000, resulting in a loss of before income taxes and cumulative effect of accounting change of $920,000. These retread plants and commercial and retail outlets contributed $29,000,000 to net sales and $3,000,000 of losses to earnings before taxes and cumulative effect of accounting change for the year ended December 31, 2002.

Note 6. Investments

Debt securities are classified as held-to-maturity based upon the positive intent and ability of the Company to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income.

Interest on securities classified as held-to-maturity is included in investment income. The cost of securities sold is based on the specific identification method.

The following is a summary of securities held-to-maturity:

In thousands	Cost	Gross Unrealized Gains	Estimated Fair Value
December 31, 2002			
Securities Held-to-Maturity			
Obligations of states and political subdivisions	$62,736	$6	$62,742
December 31, 2001			
Securities Held-to-Maturity			
Obligations of states and political subdivisions	$113,544	$52	$113,596
December 31, 2000			
Securities Held-to-Maturity			
Obligations of states and political subdivisions	$ 52,577	$14	$ 52,591
Short-term corporate debt	3,000	-	3,000
Obligations of states and political subdivisions	$ 55,577	$14	$ 55,591

At December 31, 2002, 2001, and 2000, securities held-to-maturity include $48,475,000, $102,850,000, and $47,150,000, respectively, reported as cash equivalents.

Note 7. Financing Arrangements

The following is a summary of the Company's debt and other obligations as of December 31:

In thousands	Interest Rates	**2002**	2001	2000
Senior Unsecured Notes Payable, matured 2002	6.41%	**$ -**	$60,000	$60,000
Senior Unsecured Notes Payable, maturing 2007	6.50%	**28,571**	34,286	40,000
Total debt		**28,571**	94,286	100,000
Other obligations		**24,508**	23,464	20,102
Total debt and other obligations		**53,079**	117,750	120,102
Current portion of debt and other obligations		**(7,706)**	(67,391)	(8,592)
Long-term debt and other obligations		**$45,373**	$50,359	$111,510

The aggregate amount of scheduled annual maturities of long-term debt and other obligations for each of the next five years is: $7,706,000 in 2003, $7,819,000 in 2004, $7,757,000 in 2005, $11,408,000 in 2006, $7,074,000 in 2007, and $11,315,000 thereafter.

Other obligations consist primarily of a postretirement medical liability and notes financed for dealers.

Cash payments for interest on debt were $6,982,000, $7,419,000, and $7,619,000 in 2002, 2001, and 2000, respectively.

The fair values of the Company's financing arrangements were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2002, 2001, and 2000, the fair value of the Company's outstanding debt was approximately $30,383,000,

$96,256,000, and $102,225,000, respectively. Changes in the market value of the Company's debt does not affect the reported results of operations unless the Company is retiring such obligations prior to maturity.

At December 31, 2002, the Company had uncommitted and committed unused lines of credit arrangements totaling $88,786,000. These arrangements are available to the Company or certain of its international subsidiaries through various domestic and international banks at various interest rates with various expiration dates.

Note 8. Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, which resulted in a non-cash transition charge of $47,260,000 (net of tax benefit of $3,704,000), or $2.38 per diluted share, to recognize impairment of goodwill, substantially all of which related to TDS. The fair value of the reporting units was estimated using present value of future cash flows. Pursuant to SFAS No. 142 the $47,260,000 charge was treated as a change in accounting principle.

The changes in the carrying amount of goodwill for 2002, are as follows:

In thousands	Traditional Business	TDS	Total
Balance as of January 1, 2002	$3,388	$47,576	$50,964
Impairment losses	(3,388)	(47,576)	(50,964)
Balance as of December 31, 2002	$ -	$ -	$ -

Proforma information assuming SFAS No. 142 was adopted on January 1, 2000:

	Year Ended December 31		
In thousands, except per share data	**2002**	2001	2000
Reported earnings before cumulative effect of accounting change	**$50,053**	$43,832	$60,333
Add goodwill amortization	**-**	7,952	7,848
Proforma earnings before cumulative effect of accounting change	**$50,053**	$51,784	$68,181
Basic earnings per share			
Reported earnings before cumulative effect of accounting change	**$ 2.53**	$ 2.13	$ 2.92
Add goodwill amortization	**-**	0.39	0.38
Proforma earnings before cumulative effect of accounting change	**$ 2.53**	$ 2.52	$ 3.30
Diluted earnings per share			
Reported earnings before cumulative effect of accounting change	**$ 2.52**	$ 2.12	$ 2.90
Add goodwill amortization	**-**	0.38	0.38
Proforma earnings before cumulative effect of accounting change	**$ 2.52**	$ 2.50	$ 3.28

Note 9. Other Income

Other income includes lease income, royalties and other miscellaneous items.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 10. Impairment of Long-Lived Assets

Long-lived assets related to the Company's Venezuela and Brazil operations and a joint venture in India were determined to be impaired in 2002 and a $2,700,000 charge was recorded in engineering, selling, administrative and other expenses in the International segment. The license agreement with the Indian joint venture expired and the Company is in the process of evaluating options for its investment in the joint venture. It believes, however, that it is unlikely it will recover the carrying value of the investment and therefore a reserve was recorded for the full amount of the investment. The equipment assets in Brazil were determined to be impaired due to an adverse change in the manner in which the assets were to be used and were written down to fair value determined based on prices for similar assets. The assets related to the Venezuelan operations were evaluated considering the current economic conditions of the country, and the assets were determined to be partially impaired with a remaining exposure of approximately $400,000.

Note 11. Income Taxes

Significant components of the Company's deferred tax assets and liabilities reflecting the net tax effects of temporary differences are summarized as follows:

In thousands	December 31 **2002**	2001	2000
Deferred tax assets:			
Marketing programs	**$16,456**	$15,944	$17,350
Basis difference in fixed assets	**10,201**	8,048	6,921
Insurance and legal reserves	**5,975**	6,180	4,945
Foreign tax credits	**5,259**	2,643	6,777
Employee benefits	**5,069**	3,993	3,791
Accounts receivable valuation allowances	**2,680**	3,790	3,720
Other nondeductible reserves	**1,875**	2,705	3,406
Obsolescence and valuation reserves	**883**	715	1,359
Other accruals	**12,819**	9,291	15,286
Total deferred tax assets	**61,217**	53,309	63,555
Deferred tax liabilities:			
Excess pension funding	**9,858**	9,418	7,346
Unremitted earnings of foreign subsidiaries	**6,306**	8,411	11,580
Other liabilities	**2,316**	2,235	2,151
	18,480	20,064	21,077
Valuation allowance	**1,500**	1,500	-
Total deferred tax liabilities	**19,980**	21,564	21,077
Net deferred tax assets	**$41,237**	$31,745	$42,478
Net current deferred tax assets	**$38,338**	$34,325	$44,972
Net non-current deferred tax assets (liabilities)	**2,899**	(2,580)	(2,494)
Net deferred tax assets	**$41,237**	$31,745	$42,478

Bandag, Incorporated
Notes to Consolidated Financial Statements

The components of earnings before income taxes and cumulative effect of accounting change are summarized as follows:

	Year Ended December 31		
In thousands	**2002**	2001	2000
Domestic	**$60,816**	$56,159	$60,817
Foreign	**10,702**	10,346	38,558
Earnings before income taxes and cumulative effect of accounting change	**$71,518**	$66,505	$99,375

Significant components of the provision for income tax expense (credit) are summarized as follows:

	Year Ended December 31		
In thousands	**2002**	2001	2000
Current:			
Federal	**$23,209**	$20,875	$20,341
State	**1,895**	(1,119)	2,831
Foreign	**5,071**	5,575	10,128
Deferred:			
Federal	**(7,908)**	(2,298)	6,201
Foreign	**(802)**	(360)	(459)
Income taxes	**$21,465**	$22,673	$39,042

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	Year Ended December 31		
	2002	2001	2000
Computed at the expected statutory rate	**35.0%**	35.0%	35.0%
State income tax - net of federal tax benefit	**1.5**	2.8	1.9
Amortization of goodwill not deductible	**-**	3.8	2.5
Research and Development credit	**(1.4)**	(3.7)	-
Deferred tax on unremitted earnings of foreign subsidiaries and foreign tax rate differentials	**(5.5)**	(0.9)	1.5
Prior year accrual changes	**-**	(6.1)	-
Other	**0.4**	3.2	(1.6)
Income tax at the effective rate	**30.0%**	34.1%	39.3%

Income taxes paid amounted to $21,565,000, $9,306,000, and $41,034,000 in 2002, 2001, and 2000, respectively.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 12. Earnings Per Share

Earnings per share amounts are based on the weighted-average number of shares of Common Stock, Class A Common Stock, Class B Common Stock and dilutive potential common shares (restricted stock and stock options) outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
In thousands, except per share data	**2002**	2001	2000
Numerator:			
Earnings before cumulative effect of accounting change	**$50,053**	$43,832	$60,333
Denominator:			
Weighted-average shares – Basic	**19,754**	20,573	20,693
Effect of dilutive:			
Restricted stock	**49**	41	40
Stock options	**85**	72	45
	134	113	85
Weighted-average shares – Diluted	**19,888**	20,686	20,778
Earnings Per Share before cumulative effect of accounting change:			
Basic	**$2.53**	$2.13	$2.92
Diluted	**$2.52**	$2.12	$2.90

Options to purchase 46,100, 46,100, and 60,200 shares of Class A Common Stock at an option price of $33.875 were outstanding during 2002, 2001, and 2000, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the shares of Class A Common Stock and, therefore, the effect would have been antidilutive.

Additionally, options to purchase 307,100 shares of Class A Common Stock at an option price of $32.53 were outstanding during 2002 but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the shares of Class A Common Stock and, therefore, the effect would have been antidilutive.

Note 13. Leases

Certain equipment and facilities are rented under non-cancelable and cancelable operating leases. Total rental expense under operating leases was $9,351,000, $10,210,000, and $12,094,000 for the years ended December 31, 2002, 2001, and 2000, respectively. At December 31, 2002, future minimum lease payments under non-cancelable operating leases having initial lease terms in excess of one year are: $10,831,000 in 2003, $8,935,000, in 2004, $7,541,000 in 2005, $5,842,000 in 2006, $3,938,000 in 2007, and $22,937,000 in the aggregate for all years after 2007.

Note 14. Shareholders' Equity

Class A Common Stock and Class B Common Stock have the same rights regarding dividends and distributions upon liquidation as Common Stock. However, Class A Common Shareholders are not entitled to vote, Class B Common Shareholders are entitled to ten votes for each share held and Common Shareholders are entitled to one vote for each share held. Transfer of shares of Class B Common Stock is substantially restricted and must be converted to Common Stock prior to sale. In certain instances, outstanding shares of Class B Common Stock will be automatically converted to shares of Common Stock. All then-outstanding shares of Class B Common Stock will be converted to shares of Common Stock on January 16, 2007.

Under the terms of the Bandag, Incorporated Nonqualified Stock Option Plan, the Company was authorized through November 13, 1997 to grant options to purchase up to 500,000 shares of Common Stock and 500,000 shares of Class A Common Stock to certain key employees at an option price equal to the market value of the shares on the date of grant. During 2001, options to purchase 20,000 shares of Common Stock and 20,000 shares of Class A common Stock were exercised. During 2000, options to purchase 20,000 shares of Common Stock and 20,000 shares of Class A Common Stock were exercised. No further shares are outstanding under the Plan.

In 1999, the Company's Board of Directors adopted the Bandag, Incorporated Stock Award Plan. Under the terms of this plan, the Company may award to certain eligible employees and directors incentive stock options, nonqualified stock options, and restricted stock. Up to 2,400,000 shares of Class A Common Stock is authorized for issuance under the Plan and as of December 31, 2002, 1,206,947 shares were available for issuance under the Plan. All employees of Bandag and its subsidiaries and directors of Bandag who are not employees of Bandag or its subsidiaries are eligible to participate in the Plan. The exercise price of each option is equal to the market price of the Company's stock on the date of the grant. The maximum term of the options is 10 years and the maximum vesting period is 5 years. Restricted stock granted under the Plan vests over a three year period. The Company records expense related to the Plan on a straight-line basis over the period the grants vest. During the year ended December 31, 2002, 1,782 restricted shares of Class A Common Stock were granted under the Plan and $14,000 of expense was recorded. Also during 2002, 312,400 options were granted and $1,572,000 of expense was recorded. During the year ended December 31, 2001, 32,186 restricted shares of Class A Common Stock, which were accrued for at December 31, 2000, were granted under the Plan. Expense of $784,000 was recorded in 2000. For further information see "Accounting for Stock-Based Compensation" under Note 1.

On June 18, 2002, the Company executed an agreement to purchase 1,114,746 shares of Bandag's Class B Common Stock and 418,371 shares of Bandag's Class A Common Stock from Lucille A. Carver, widow of the founder of Bandag and a director from 1957 until May 14, 2002. Mrs. Carver is the mother of Martin G. Carver, Chairman of the Board, President, Chief Executive Officer and a director of Bandag, and Roy J. Carver, Jr., a director of Bandag. The shares were purchased on June 19, 2002 at a per share price of $27.04 and $24.00, for the Class B Common Stock and Class A Common Stock, respectively, which was equal to the composite closing prices of Bandag's Common Stock (in the case of the Class B Common Stock) and Class A Common Stock on the New York Stock Exchange at the close of business on June 18, 2002, less a discount of 3.5% per share in the case of the Class B common Stock and 4.0% per share for the Class A Common Stock. The total purchase price was approximately $40,184,000. As a result of these repurchases the average shares outstanding have been reduced by approximately 4% for 2002 as compared to 2001.

Note 15. Retirement Benefit Plans

The Company sponsors defined-benefit pension plans covering full-time employees directly employed by Bandag, Incorporated, Bandag Licensing Corporation (BLC), Bandag Canada Ltd., TMS, and certain employees in the Company's European operations. Certain employees of TDS are also covered by defined-benefit plans. In addition to providing pension benefits, the Company provides certain postretirement medical benefits to certain individuals who retired from employment before January 1, 1993. Employees who retire after December 31, 1992 and are at least age 62 with 15 years of service of direct employment with Bandag, Incorporated, BLC, and Kendon Corporation are eligible for temporary medical benefits that cease at age 65.

Bandag, Incorporated
Notes to Consolidated Financial Statements

The reconciliations of the benefit obligations, the reconciliations of the fair value of plan assets, and the reconciliations of funded status of the plans, as determined by consulting actuaries, are as follows:

	Pension Benefits			Postretirement Benefits		
In thousands	**2002**	2001	2000	**2002**	2001	2000
Change in benefit obligations:						
Benefit obligations at beginning of year	**$ 75,972**	$ 72,369	$ 73,638	**$ 6,212**	$ 4,487	$ 4,126
Service cost	**2,753**	2,730	3,067	**186**	208	194
Interest cost	**5,515**	5,344	5,383	**449**	330	304
Participants' contributions	**44**	51	50	**-**	-	-
Plan amendments[1]	**1,102**	109	-	**-**	-	-
Exchange rate changes	**50**	(196)	(90)	**-**	-	-
Curtailment gain	**-**	-	(143)	**-**	-	-
Settlement loss	**-**	-	351	**-**		-
Special termination benefits	**-**	2,161	-	**181**	1,802	-
Settlement payments	**-**	-	(1,007)	**-**	-	-
Benefits paid	**(4,378)**	(3,823)	(4,453)	**(720)**	(464)	(192)
Actuarial (gain) or loss	**20,131**	(2,773)	(4,427)	**(205)**	(151)	55
Benefit obligations at end of year	**$ 101,189**	$ 75,972	$ 72,369	**$ 6,103**	$ 6,212	$ 4,487
Change in plan assets at fair value:						
Fair value of plan assets at beginning of year	**$108,077**	$147,552	$131,024	**$ -**	$ -	$ -
Actual return on plan assets	**(12,183)**	(35,598)	21,922	**-**	-	-
Employer contributions	**71**	108	119	**720**	464	192
Participants' contributions	**44**	51	50	**-**	-	-
Benefits paid	**(4,378)**	(3,823)	(4,453)	**(720)**	(464)	(192)
Settlement payments	**-**	-	(1,007)	**-**	-	-
Exchange rate changes	**49**	(213)	(103)	**-**	-	-
Fair value of plan assets at end of year	**$91,680**	$108,077	$147,552	**$ -**	$ -	$ -
Reconciliation of funded status:						
Funded status	**$ (9,509)**	$ 32,105	$ 75,183	**$(6,103)**	$(6,212)	$(4,487)
Unrecognized actuarial (gain) or loss	**38,048**	(3,376)	(50,555)	**(2,997)**	(2,914)	(2,905)
Unrecognized transition asset	**(1,252)**	(2,125)	(2,802)	**-**	-	-
Unrecognized prior service cost	**1,474**	672	679	**39**	43	47
Prepaid (accrued) benefit cost	**$ 28,761**	$ 27,276	$ 22,505	**$(9,061)**	$(9,083)	$(7,345)

(1) Changes in benefit obligations includes $1,102 relating to plan amendments, of which $803 relates to changes in the Bandag Supplemental Pension Plan including increasing the salary limit to $500 and inclusion of certain employees of Tire distribution Systems Inc. Also included in the plan amendments were $185 related to the adoption of supplemental coverage for certain employees of Bandag Canada Ltd. and actuarial corrections of $114.

Bandag, Incorporated
Notes to Consolidated Financial Statements

	Pension Benefits			Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Weighted-average assumptions:						
Discount rate	**6.5%**	7.5%	7.5%	**6.5%**	7.5%	7.5%
Rate of increase in future compensation	**4.5%**	3.5%	4.0%	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**7.0%**	8.0%	8.0%	**N/A**	N/A	N/A
Medical trend on pre-Medicare Charges						
Initial trend	**N/A**	N/A	N/A	**10.5%**	11.0%	7.0%
Ultimate trend	**N/A**	N/A	N/A	****5.0%**	**5.0%	*6.0%
Medical trend on post-Medicare Charges						
Initial trend	**N/A**	N/A	N/A	**12.5%**	13.0%	7.0%
Ultimate trend	**N/A**	N/A	N/A	****7.0%**	**7.0%	*6.0%

*Ultimate trend rate for 2000 disclosure reached in 2002.
**Ultimate trend rate for 2001 and 2002 disclosures reached in 2009.

Assets of the plans are principally invested in U.S. domestic common stocks, and short term notes and bonds (fixed income securities) with maturities under five years.

Net periodic (benefit) cost is composed of the following:

	Pension Benefits			Postretirement Benefits		
In thousands	**2002**	2001	2000	**2002**	2001	2000
Components of net periodic (benefit) cost						
Service cost	**$ 2,753**	$ 2,730	$ 3,067	**$186**	$208	$194
Interest cost	**5,515**	5,344	5,383	**449**	330	304
Expected return on plan assets	**(8,465)**	(11,617)	(10,300)	**-**	-	-
Amortization of prior service cost	**90**	89	111	**3**	4	4
Amortization of transitional assets	**(660)**	(702)	(789)	**-**	-	-
Recognized actuarial gain	**(15)**	(2,107)	(1,604)	**(121)**	(142)	(155)
Net periodic (benefit) cost	**$(782)**	$(6,263)	$(4,132)	**$517**	$400	$347
Additional (gain) or loss recognized due to:						
Curtailment	$ -	$ -	$ (178)	**$ -**	$ -	$ -
Settlement	-	-	(684)	-	-	-
Special Termination Cost	-	2,161	-	181	1,802	-

A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 74	$ (64)
Effect on postretirement benefit obligation	$583	$(508)

The Company also sponsors defined-contribution plans, covering substantially all employees in the United States. Annual contributions are made in such amounts as determined by the Company's Board of Directors and include a potential Company contribution of stock based on earnings per share. Although employees may contribute up to 75% of their annual compensation from the Company, they are generally not required to make contributions in order to participate in the plans. The Company currently provides plans with a variety of contribution levels (including employee contribution match provisions). The Company recorded expense for contributions in the amount of $5,044,000, $4,568,000, and $4,323,000 in 2002, 2001, and 2000, respectively. During the years ended December 31, 2002, 2001, and 2000, the Company issued 2,454, 20,704, and 2,582 shares of Common Stock, respectively. During the years ended December 31, 2002, 2001, and 2000, the Company issued 2,454, 25,383, and 2,582 shares of Class A Common Stock, respectively. The Common Stock and Class A Common Stock were all accrued for in the previous years. The Company recorded expense under the plan of $1,100,000, $163,000, and $1,787,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Employees in most foreign countries are covered by various retirement benefit arrangements generally sponsored by the foreign governments. The Company's contributions to foreign plans were not significant in 2002, 2001, and 2000.

Note 16. Operating Segment and Geographic Area Information

Description of Types of Products and Services:

The Company has two reportable operating segments: the Traditional Business and TDS.

The Traditional Business manufactures precured tread rubber, equipment and supplies for retreading tires and operates on a worldwide basis. SFAS No. 131 requires segment information to be reported based on how management internally evaluates the operating performance of their business units. The operations of the Traditional Business segment are evaluated by worldwide geographic region. For segment reporting purposes, the Company's operations located in the United States and Canada, along with Tire Management Solutions, Inc. and Quality Design Systems, Inc. are integrated and managed as one unit, which is referred to internally as "North America." The Company's operations located in Europe principally service those European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. Exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, New Zealand, Indonesia and Malaysia and a licensee in Australia, are combined under one management group referred to internally as "International."

TDS operates retreading locations and commercial, retail, and wholesale outlets throughout the United States for the sale and maintenance of new and retread tires to principally commercial and industrial customers.

Measurement of Segment Profit and Loss and Segment Assets:

The Company evaluates performance and allocates resources based primarily on profit or loss before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are recorded at fair market value less a discount between geographic areas within the Traditional Business. Transactions between the Traditional Business and TDS and between TDS and TMS are recorded at a value consistent with that to unaffiliated customers.

Other segment assets are principally cash and cash equivalents, investments, corporate office and related equipment.

Bandag, Incorporated
Notes to Consolidated Financial Statements

The Company has two reportable operating segments: the manufacture of precured tread rubber, equipment and supplies for retreading tires (Traditional Business) and the sales and maintenance of new and retread tires to principally commercial and industrial customers (TDS).

Information concerning operations for the Company's two reportable operating segments and different geographic areas follows:

	Traditional Business								
	North America[5][6]			Europe[7]			International[8]		
In millions	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Sales by product									
Retread products	**$330.5**	$328.5	$326.7	**$63.4**	$68.1	$80.5	**$86.3**	$98.8	$114.0
New tires	**-**	-	-	**-**	-	-	**-**	-	2.6
Retread tires	**-**	-	-	**-**	-	-	**-**	-	1.3
Equipment	**18.0**	23.3	15.7	**3.8**	4.4	6.0	**1.8**	2.0	2.8
Other	**31.8**	25.3	25.0	**-**	-	-	**-**	-	0.2
Net sales to unaffiliated customers[1][2]	**$380.3**	$377.1	$367.4	**$67.2**	$72.5	$86.5	**$88.1**	$100.8	$120.9
Transfers between segments	**60.8**	69.5	68.3	**0.9**	0.5	0.5	**5.9**	4.1	2.3
Segment area totals	**$441.1**	$446.6	$435.7	**$68.1**	$73.0	$87.0	**$94.0**	$104.9	$123.2
Eliminations (deduction)									
Total Net Sales									
Gross Profit	**$200.0**	$186.8	$174.4	**$20.6**	$25.7	$33.0	**$ 32.4**	$ 35.4	$ 41.2
Goodwill Amortization Expense[3]	**-**	0.6	0.5	**-**	-	-	**-**	-	-
Intangible Amortization Expense	**0.8**	-	-	**-**	-	-	**-**	-	-
Depreciation Expense	**12.6**	16.0	18.9	**3.6**	3.6	3.8	**4.2**	4.9	5.8
Operating earnings (loss)[4]	**$ 95.3**	$ 90.1	$ 88.1	**$ (1.6)**	$ 2.4	$11.5	**$ 9.1**	$ 11.9	$ 17.6
Interest revenue	**-**	-	-	**-**	-	-	**-**	-	-
Interest expense	**-**	-	-	**-**	-	-	**-**	-	-
Corporate expenses	**-**	-	-	**-**	-	-	**-**	-	-
Earnings (loss) before income taxes & cumulative effect of accounting change	**$ 95.3**	$ 90.1	$ 88.1	**$ (1.6)**	$ 2.4	$11.5	**$ 9.1**	$ 11.9	$ 17.6
Total Assets at December 31	**$272.9**	$288.8	$294.9	**$37.3**	$35.7	$39.6	**$ 47.2**	$ 57.1	$ 68.1
Expenditures for Long-Lived Assets	**5.2**	7.8	5.4	**3.1**	3.8	4.5	**4.0**	3.1	4.8
Additions to (Deductions from) Long-Lived Assets due to Acquisitions (Divestitures)	**-**	0.5	3.5	**-**	-	-	**-**	-	-
Cumulative effect of Accounting Change	**(3.4)**	-	-	**-**	-	-	**-**	-	-
Long-Lived Assets	**60.7**	68.3	77.9	**10.6**	10.1	10.2	**20.5**	26.1	32.1

(1) No customer accounted for 10% or more of the Company's sales to unaffiliated customers in 2002, 2001 or 2000.
(2) Export sales from North America were less than 10% of sales to unaffiliated customers in each of the years 2002, 2001 and 2000.
(3) Goodwill amortization expense discontinued in 2002, due to the adoption of SFAS 142 as of January 1, 2002.
(4) Aggregate foreign exchange gains (losses) included in determining net earnings amounted to approximately $(1,102), $(2,800) and $2,500 in 2002, 2001 and 2000, respectively.
(5) In 2002, includes $2,400 of reduced cost of sales due to decreased LIFO inventory levels.
(6) In 2001, includes non-recurring charges of $3,400 related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
(7) In 2002, includes $3,000 of restructuring charges classified as cost of sales and $500,000 of restructuring charges classified as operating expenses, and $1,400 of reduced cost of sales due to decreased LIFO inventory levels.
(8) In 2002, includes $2,700 of impairment charges recorded against long-lived assets.
(9) Other consists of corporate administrative expenses including corporate legal expenses.

Bandag, Incorporated
Notes to Consolidated Financial Statements

In millions	TDS			Other[9]			Consolidated		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Sales by product									
Retread products	**$ -**	$ -	$ -	**$ -**	$ -	$ -	**$480.2**	$495.4	$521.2
New tires	**201.2**	224.0	222.7	**-**	-	-	**201.2**	224.0	225.3
Retread tires	**87.0**	91.5	92.7	**-**	-	-	**87.0**	91.5	94.0
Equipment	**-**	-	-	**-**	-	-	**23.6**	29.7	24.5
Other	**76.7**	83.4	83.7	**-**	-	-	**108.5**	108.7	108.9
Net sales to unaffiliated customers[1][2]	**$364.9**	$398.9	$399.1	**$ -**	$ -	$ -	**$900.5**	$949.3	$973.9
Transfers between segments	**2.5**	2.4	3.0	**-**	-	-	**70.1**	76.5	74.1
Segment area totals	**$367.4**	$401.3	$402.1	**$ -**	$ -	$ -	**$970.6**	$1,025.8	$1,048.0
Eliminations (deduction)							**(70.1)**	(76.5)	(74.1)
Total Net Sales							**$900.5**	$ 949.3	$ 973.9
Gross Profit	**$ 83.8**	$ 88.8	$ 94.0	**$ -**	$ -	$ -	**$336.8**	$ 336.7	$ 342.6
Goodwill Amortization	**-**	8.1	8.4	**-**	-	-	**-**	8.7	8.9
Intangible Amortization Expense	**0.3**	1.3	1.1	**-**	-	-	**1.1**	1.3	1.1
Depreciation Expense	**9.6**	10.5	11.0	**1.2**	1.1	1.0	**31.2**	36.1	40.5
Operating earnings (loss)[3]	**$ (11.4)**	$ (11.1)	$ (2.5)	**$ -**	$ -	$ -	**$ 91.4**	$ 93.3	$ 114.7
Interest revenue	**-**	-	-	**5.0**	7.3	7.5	**5.0**	7.3	7.5
Interest expense	**-**	-	-	**(6.8)**	(7.4)	(8.7)	**(6.8)**	(7.4)	(8.7)
Corporate expenses	**-**	-	-	**(18.1)**	(26.7)	(14.1)	**(18.1)**	(26.7)	(14.1)
Earnings (loss) before income taxes & cumulative effect of accounting change	**$ (11.4)**	$ (11.1)	$ (2.5)	**$ (19.9)**	$ (26.8)	$(15.3)	**$ 71.5**	$ 66.5	$ 99.4
Total Assets at December 31	**$ 113.5**	$ 188.1	$ 220.1	**$146.9**	$158.7	$ 98.3	**$ 617.8**	$ 728.4	$ 721.0
Expenditures for Long-Lived Assets	**4.5**	9.4	11.1	**1.1**	1.2	0.5	**17.9**	25.3	26.3
Additions to (Deductions from) Long-Lived Assets due to Acquisitions (Divestitures)	**(3.7)**	-	0.8	**-**	-	-	**(3.7)**	0.5	4.3
Cumulative Effect of Accounting Change	**(47.6)**	-	-	**-**	-	-	**(51.0)**	-	-
Long-Lived Assets	**43.8**	101.7	116.3	**3.0**	3.1	3.0	**138.6**	209.3	239.5

The following tables present information concerning net sales and long-lived assets for countries which exceed 10% of the respective totals:

In thousands	Year Ended December 31		
Net Sales[a]	**2002**	2001	2000
United States	**$703,639**	$737,766	$728,584
Other	**196,864**	211,566	245,354
Total	**$900,503**	$949,332	$973,938

		December 31	
Long-Lived Assets[b]	**2002**	2001	2000
United States	**$106,926**	$172,255	$195,672
Other	**31,638**	37,032	43,803
Total	**$138,564**	$209,287	$239,475

(a) Net sales are attributed to countries based on the location of customers.
(b) Corporate long-lived assets are included in the United States.

Note 17. Litigation

Bandag, Incorporated vs. Michelin Retread Technologies, Incorporated et al., United States District Court for the Southern District of Iowa, 3-99-CV-80165.

On May 21, 2002, Bandag, Inc. announced a settlement in this litigation. As a result of the settlement agreement all parties have been dismissed from the litigation.

Other Litigation:
Certain litigation arising in the normal course of business is pending. The Company is of the opinion that the resolution of such litigation will not have a significant effect on the consolidated financial statements.

Yolanda Jackson v. Michael Rouse, et al. and Audra Smith v. Bandag, Inc., et al.

Bandag has been named as one of numerous defendants in two wrongful death actions brought in the Circuit Court of Warren County, Mississippi: *Yolanda Jackson v. Michael Rouse, et al.* and *Audra Smith v. Bandag, Inc., et al.* These cases arise from an explosion or fire which occurred on May 17, 2002, at a rubber recycling plant in Mississippi, operated by Rouse Rubber Co., killing five employees and seriously injuring at least seven others. So far, Bandag is named in only two of about six pending cases. The plaintiffs claim that a rubber recycling machine was dangerously designed or maintained, causing the explosion.

These cases were only recently filed and no investigation or discovery has been undertaken. Bandag is not aware that its employees had any involvement in designing, inspecting, installing or repairing the equipment that failed. Plaintiffs allege that Bandag may be passively liable as a "joint venturer" with the employer, Rouse Rubber Co., an allegation which Bandag believes is without any basis.

The *Jackson* case does not specify the amount of damages claimed; the *Smith* case claims compensatory damages of $40 million and punitive damages of $25 million. However, it is unclear from the pleadings whether the plaintiffs seek punitive damages against all defendants, including Bandag, or only from certain defendants, not including Bandag. Bandag considers the claims against it to be baseless and intends to vigorously defend itself against them.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 18. Summary of Unaudited Quarterly Results of Operations

Unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are summarized as follows:

	Quarter Ended 2002			
In thousands, except per share data	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Net sales	**$192,493**	**$231,147**	**$245,902**	**$230,961**
Gross profit	**69,494**	**87,979**	**92,355**	**86,986**
Earnings before cumulative effect of accounting change	**1,220**	**11,669**	**19,628**	**17,536**
Net earnings (loss)	**(46,040)**	**11,669**	**19,628**	**17,536**
Basic earnings (loss) per share				
Earnings before cumulative effect of accounting change	**$0.06**	**$0.58**	**$1.03**	**$0.92**
Cumulative effect of accounting change	**(2.30)**	**-**	**-**	**-**
Net earnings (loss)	**$(2.24)**	**$0.58**	**$1.03**	**$0.92**
Diluted earnings (loss) per share				
Earnings before cumulative effect of accounting change	**$0.06**	**$0.57**	**$1.02**	**$0.91**
Cumulative effect of accounting change	**(2.27)**	**-**	**-**	**-**
Net earnings (loss)	**$(2.21)**	**$0.57**	**$1.02**	**$0.91**

	Quarter Ended 2001			
In thousands, except per share data	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Net sales	$205,112	$240,375	$257,559	$246,286
Gross profit	68,686	83,590	90,093	94,324
Net earnings	2,328	9,512	14,614	17,378
Net earnings per share:				
Basic	$0.11	$0.46	$0.71	$0.84
Diluted	$0.11	$0.46	$0.71	$0.84

Due to the stock repurchases in the second quarter of 2002 and the effect on average shares outstanding, the earnings per share amounts for the quarters do not agree to the total reported for 2002.

Fourth quarter 2002 earnings reflect $2,450 after-tax, related to restructuring charges, $1,890 after-tax ($.10 per diluted share), related to impairment charges, and $2,660 after-tax of reduced cost of sales related to decreased LIFO inventory levels.

Fourth quarter 2001 earnings reflect a non-recurring after-tax charge of $3,400, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

Note 19. Subsequent Events

In March 2003, the Company's TDS subsidiary sold nine of its commercial and retail outlets in Tennessee, entered into agreements to sell eight of its commercial and retail outlets in Arkansas and entered into letters of intent to sell twenty of its commercial outlets in Louisiana and Mississippi. The Company also has two commercial outlets and one retread plant held for sale. These commercial and retail outlets had net sales and earnings (loss) before income taxes and cumulative effect of accounting change as follows (in thousands):

	Sold	Agreements to Sell	Letters of Intent	Assets Held for Sale
Year ended December 31, 2002				
Net sales	$29,211	$18,182	$58,522	$ 8,475
Earnings (loss) before income taxes and cumulative effect of accounting change	$ (618)	$ 495	$ (74)	$ (835)
Year ended December 31, 2001				
Net sales	$31,508	$18,182	$63,584	$15,038
Earnings (loss) before income taxes and cumulative effect of accounting change	$ (329)	$ 784	$ 1,696	$ 859

As of December 31, 2002, the net assets of these locations, consisting primarily of inventory and property, plant and equipment, were approximately $33,000,000. The purchase price will be paid in cash and notes due from the buyers. The Company estimates that it will incur an immaterial loss on these transactions.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by Item 10 (with respect to the directors of the registrant and with respect to the information required to be furnished under Rule 405 of Regulation S-K) is incorporated herein by reference from the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2002 under the headings "Election of Directors" and "Miscellaneous – Section 16(a) Beneficial Reporting Compliance." In accordance with General Instruction G (3) to Form 10-K, the information with respect to executive officers of the Company required by Item 10 has been included in Part I hereof.

Item 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2002 under the heading "Remuneration of Executive Officers and Directors," provided, however, that the subsection entitled "Report of Management Continuity and Compensation Committee on Executive Compensation" shall not be deemed to be incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information called for by Item 12 is incorporated herein by reference from pages 2-5 of the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2002.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is incorporated herein by reference from the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2002 under the heading "Remuneration of Officers and Directors – Transactions with Management/Principal Shareholders and Directors."

Item 14. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. During the prior ninety-day period, an evaluation was performed under the supervision and with the participation of the Company's management, including the Company's Chief Executive officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

(b) Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to the date of their evaluation.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements

The following consolidated financial statements are included in Part II, Item 8:

	Page
Report of Independent Auditors	22
Consolidated Balance Sheets as of December 31, 2002, 2001 and 2000	23
Consolidated Statements of Earnings for the Years Ended December 31, 2002, 2001 and 2000	25
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	26
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2002, 2001 and 2000	27
Notes to Consolidated Financial Statements	29

(2) Financial Statement Schedule

Schedule II - Valuation and qualifying accounts and reserves.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Exhibit No.	Description
3.1	Bylaws: As amended August 28, 2001. (Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2001.)
3.2	Restated Articles of Incorporation, effective December 30, 1986. (Incorporated by reference to Exhibit No. 3.2 to the Company's Form 10-K for the year ended December 31, 1992.)
3.3	Articles of Amendment to Bandag, Incorporated's Articles of Incorporation, effective May 6, 1992. (Incorporated by reference to Exhibit No. 3.3 to the Company's Form 10-K for the year ended December 31, 1992.)
3.4	Articles of Amendment to Bandag, Incorporated's Restated Articles of Incorporation, effective May 15, 2002. (Incorporated by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended June 30, 2002.)
4.1	Instruments defining the rights of security holders. (Incorporated by reference to Exhibit Nos. 3.2 and 3.3 to the Company's Form 10-K for the year ended December 31, 1992.)
4.2	Note Purchase Agreement dated December 15, 1997 for $40,000,000 of 6.50% Senior Notes due December 15, 2007. (Incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 1997.)
10.1*	Bandag, Incorporated Restricted Stock Grant Plan, as amended August 24, 1999. (Incorporated by reference to Exhibit No. 10.1 to the Company's Form 10-K for the year ended December 31, 1999).

10.2	U.S. Bandag System Franchise Agreement Truck and Bus Tires. (Incorporated by reference to Exhibit No. 10.2 to the Company's Form 10-K for the year ended December 31, 1993.)
10.2(a)	U.S. Bandag System Franchise Agreement Truck and Bus Tires, as revised April 1996. (Incorporated by reference to Exhibit No. 10.2(a) to the Company's Form 10-K for the year ended December 31, 1996.)
10.2(b)	Bandag System Franchise Agreement, as revised November 1998 (Incorporated by reference to Exhibit 10.2(a) to the Company's form 10-K for the year ended December 31, 1998.)
10.2(c)	Current Form of Bandag Dealer Franchise Agreement. (Incorporated by reference to Exhibit 10.2(c) to the Company's Form 10-K for the year ended December 31, 2001.)
10.2(d)	Form letter to the Company's U.S. franchisees. (Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated June 14, 2002.)
10.3*	Miscellaneous Fringe Benefits for Executives. (Incorporated by reference to Exhibit No. 10.3 to the Company's Form 10-K for the year ended December 31, 2001.)
10.4*	Form of Participation Agreement under the Bandag, Incorporated Restricted Stock Grant Plan. (Incorporated by reference as Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 1994.)
10.5*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Martin G. Carver (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.6*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Nathaniel L. Derby, II (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.7*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Warren W. Heidbreder (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.8*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and John C. McErlane (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.9*	Bandag, Incorporated Stock Award Plan, as amended March 12, 2002. (Incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended December 31, 2001.)
10.10*	Form of Nonqualified Stock Option Agreement under the Bandag, Incorporated Stock Award Plan (incorporated by reference to Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended December 31, 2000).
10.11*	Form of Restricted Stock Award Agreement under the Bandag, Incorporated Stock Award Plan. (Incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2001.)
10.12*	Description of Short-term Compensation Plan. (Incorporated by reference to Exhibit 10.12 to the Company's Form 10-K for the year ended December 31, 2001.)
10.13	Stock Purchase Agreement dated June 18, 2002 between Bandag, Incorporated and Lucille A. Carver. (Incorporated by reference to Exhibit 10 to the Company's Form 10-Q for the quarterly period ended June 30, 2002.)
21	Subsidiaries of Registrant.
23	Consent of Independent Auditors
99.1	Written Statement of the Chairman of the Board, Chief Executive Officer and President of Bandag, Incorporated Pursuant to 18 U.S.C. §1350.
99.2	Written Statement of the Vice President, Chief Financial Officer and Secretary of Bandag, Incorporated Pursuant to 18 U.S.C. §1350.

*Represents a management compensatory plan or arrangement.

(b) Reports on Form 8-K

The Company did not file any reports on Form 8-K during the three months ended December 31, 2002.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

BANDAG, INCORPORATED AND SUBSIDIARIES

COL. A	COL. B	COL. C ADDITIONS		COL. D	COL. E
DESCRIPTION	Balance at Beginning of Period	(1) Charged to Costs and Expenses	Charged to Other Accounts - Describe	Deductions - Describe	Balance at End of Period
Year ended December 31, 2002:					
Allowance for doubtful accounts	$15,206,000	$3,205,000		$4,767,000(1)	$13,644,000
Year ended December 31, 2001:					
Allowance for doubtful accounts	$15,810,000	$4,318,000		$4,922,000(1)	$15,206,000
Year ended December 31, 2000:					
Allowance for doubtful accounts	$20,761,000	$2,920,000		$7,871,000(1)	$15,810,000

(1) Uncollectible accounts written off, net of recoveries and foreign exchange fluctuations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANDAG, INCORPORATED
By /s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer,
President and Director
(Principal Executive Officer)

Date: March 21, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert T. Blanchard
Robert T. Blanchard
Director

/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.
Director

/s/ Gary E. Dewel.
Gary E. Dewel
Director

/s/ James R. Everline
James R. Everline
Director

/s/ Phillip J. Hanrahan
Phillip J. Hanrahan
Director

/s/ Edgar D. Jannotta
Edgar D. Jannotta
Director

/s/ R. Stephen Newman
R. Stephen Newman
Director

/s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer,
President and Director
(Principal Executive Officer)

/s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial
Officer (Principal Financial Officer)

/s/ Charles W. Vesey
Charles W. Vesey
Corporate Controller
(Principal Accounting Officer)

Date: March 21, 2003

CERTIFICATIONS

I, Martin G. Carver, certify that:

1. I have reviewed this report on Form 10-K of Bandag, Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

By: /s/ Martin G. Carver
Martin G. Carver
Chairman and Chief Executive Officer

CERTIFICATIONS

I, Warren W. Heidbreder, certify that:

1. I have reviewed this annual report on Form 10-K of Bandag, Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

By: /s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial Officer

Shareholder Information

Headquarters:
Bandag, Incorporated
2905 N. Hwy. 61, Muscatine, IA 52761-5886
Telephone: 563-262-1400
www.bandag.com

Information Resources Publication:
The Company's Annual Report, Proxy Statement, Form 10-K, and Quarterly Reports are available without charge upon written request from Shareholders Services at the above address and on our Web site at www.bandag.com

Institutional Investor Inquiries:
Telephone 563-262-1260

Shareholder Account Assistance:
For address changes, dividend check status, direct deposit of dividends, account consolidation, registration changes, lost stock certificates, stock holdings, and the *Dividend Reinvestment and Optional Cash Purchase Plan* contact the Registrar and Transfer Agent: EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010, Telephone 1-800-730-4001; Web site *www.equiserve.com*

Dividend Reinvestment and Optional Cash Purchase Plan: Bandag, Incorporated offers to its Common Shareholders and its Class A Common Shareholders a Dividend Reinvestment and Optional Cash Purchase Plan (DRP). For information on this Plan please call or write our Transfer Agent listed above.

Dividends: At its November 2002 meeting, our Board increased our quarterly dividend to 32 cents per share, equivalent to an annual dividend of $1.28 per share. The Company has increased dividends each of the last 25 years. Bandag, Incorporated has historically paid dividends four times a year, in January, April, July, and October.

Direct Deposit: Bandag, Incorporated offers to its shareholders a direct deposit of dividends as an alternative to receiving checks through the mail. The dividend funds are electronically transmitted to the financial institution of your choice. EquiServe utilizes the Automated Clearing House (ACH) network. For enrollment information call or write: EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010, Telephone: 1-800-730-4001; Web site www.equiserve.com

Common Stock: Ticker symbol: BDG

Class A Common Stock: Ticker symbol: BDGA
Common Stock and Class A Common Stock are listed on the New York and Chicago Stock Exchanges.

Independent Auditors:
Ernst & Young LLP, Chicago, Illinois

Annual Meeting of Shareholders: May 13, 2003, at 10:00 a.m. Central Daylight Time, Bandag, Incorporated Learning Center, 2000 Bandag Drive, Muscatine, Iowa

Corporate Officers

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Timothy T. Chen
Vice President, Innovation

Nathaniel L. Derby II
Vice President, Manufacturing Design

David W. Eaton
Vice President, Legal & Risk Management Services and Assistant Secretary

Warren W. Heidbreder
Vice President, Chief Financial Officer and Secretary

Frederico U. Kopittke
Vice President, International

John C. McErlane
Vice President, Bandag, Incorporated
President, Tire Distribution Systems, Inc.

Jeffrey C. Pattison
Vice President and Treasurer

Janet R. Sichterman
Vice President, North American Fleet Sales

Andrew M. Sisler
Vice President, North American Franchise Sales

Michael A. Tirona
Vice President and General Manager – Europe

Charles W. Vesey
Vice President and Corporate Controller

Board of Directors

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Roy J. Carver, Jr.
Chairman of the Board, Carver Pump Company
President, Carver Aero, Inc.
President, Carver Hardware, Inc.

Robert T. Blanchard (1)(2)
President, Strategic and Marketing Services

Gary E. Dewel (1)(2)
Vice Chairman of the Board;
Retired; Former Executive Vice President, Supply Chain, Clarion Technologies, Inc.

James R. Everline (1)(2)
President, Everline & Co.

Phillip J. Hanrahan
Partner, Foley & Lardner (Attorneys-at-Law)

Edgar D. Jannotta
Chairman, William Blair & Company, L.L.C. and Chairman, of that firm's Executive Committee (Investment Bankers)

R. Stephen Newman (1)(2)
President, Observer North America
Chief Executive Officer, Bacon's Information, Inc.

(1) Audit Committee member
(2) Management Continuity and Compensation Committee member



Bandag, Incorporated
2905 N. Hwy. 61
Muscatine, Iowa 52761-5886

www.bandag.com

0449-10KW-03